Exhibit 99.1

BARRICK GOLD CORPORATION

TECHNICAL REPORT ON THE

LUMWANA MINE,

NORTH WESTERN PROVINCE,

REPUBLIC OF ZAMBIA

NI 43-101 Report

Qualified Persons:

Chester M. Moore, P.Eng.

John R. Danio, P.E.

Kathleen Ann Altman, Ph.D., P.E.

March 16, 2012
ROSCOE POSTLE ASSOCIATES INC.

Report Control Form
Document Title	Technical Report on the Lumwana Mine, North-Western Province, Republic of Zambia

Client Name & Address	Barrick Gold Corporation Brookfield Place, TD Canada Trust Tower Suite 3700, 161 Bay Street, P.O. Box 212 Toronto, Ontario M5J 2S1

Document Reference	Project # 1746	Status & Issue No.	Final Version	Rev 0

Issue Date	March 16, 2012

Lead Author	Chester Moore John R. Danio Kathleen Ann Altman	(Signed) (Signed) (Signed)

Peer Reviewer	Graham G. Clow	(Signed)

Project Manager Approval	Chester Moore	(Signed)

Project Director Approval	Richard J. Lambert	(Signed)

Report Distribution	Name	No. of Copies

Client RPA Filing	1 (project box)

Roscoe Postle Associates Inc. 55 University Avenue, Suite 501 Toronto, Ontario M5J 2H7 Canada Tel: +1 416 947 0907 Fax: +1 416 947 0395 mining@rpacan.com

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TABLE OF CONTENTS

PAGE
1 SUMMARY	1-1

Executive Summary	1-1
Technical Summary	1-6

2 INTRODUCTION	2-1

3 RELIANCE ON OTHER EXPERTS	3-1

4 PROPERTY DESCRIPTION AND LOCATION	4-1

Ownership	4-1
Mineral Tenure	4-3
Development Agreement	4-5
Zambian Taxes	4-6
Surface Rights	4-7
Project Layout	4-7
Environmental Liabilities	4-7

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1

Accessibility	5-1
Climate	5-1
Local Resources	5-2
Infrastructure	5-2
Physiography	5-2

6 HISTORY	6-1

Ownership	6-1
Exploration	6-1
Previous Resource Estimates	6-4
Past Production	6-5

7 GEOLOGICAL SETTING AND MINERALIZATION	7-1

Regional Geology	7-1
Local Geology	7-3
Property Geology	7-5
Mineralization	7-5

8 DEPOSIT TYPES	8-1

9 EXPLORATION	9-1

10 DRILLING	10-1

History	10-1
Sampling Methods	10-9

11 SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1

Sample Preparation	11-1

Barrick Gold Corporation – Lumwana Mine, Project # 1746 Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page i

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Analysis	11-1
QA/QC	11-2

12 DATA VERIFICATION	12-1

13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1

Introduction	13-1
Copper Recovery	13-2

14 MINERAL RESOURCE ESTIMATE	14-1

Introduction	14-1
Assumptions	14-2
Geological Database	14-2
Geological Interpretation and Modelling	14-4
Bulk Density	14-5
Statistical Analysis	14-7
Grade Capping	14-8
Variography	14-8
Cut-off Grade	14-9
Grade Interpolation and Validation	14-9
Mineral Resource Classification	14-10
Mineral Resource Summary	14-14
Mineral Resource Reconciliation	14-15
Conclusions	14-15

15 MINERAL RESERVE ESTIMATE	15-1

16 MINING METHODS	16-1

Mining Operations	16-1
Life of Mine Plan	16-2
Mine Design	16-4
Geotechnical Considerations	16-4
Ore Control	16-6
Drilling and Blasting	16-7
Surface Water	16-8
Mining Dilution	16-8
Cut-off Grade	16-9

17 RECOVERY METHODS	17-1

Crushing and Grinding	17-1
Froth Flotation	17-2
Concentrate Dewatering and Storage	17-2
Concentrate Thickener	17-2
Concentrate Filter	17-3
Tailings Thickener	17-3
Water	17-3
Potable Water	17-4
Process Control	17-4
Process Design Criteria	17-4
Water Management	17-5

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18 PROJECT INFRASTRUCTURE	18-1

Mine Waste (Overburden) Dumps	18-1
Tailings Storage Facility	18-2

19 MARKET STUDIES AND CONTRACTS	19-1

Markets	19-1
Contracts	19-2

20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1

Environmental Studies	20-1
Tailings Storage Facility and Water Storage Facility Schemes	20-2
Project Permitting	20-3
Social or Community Requirements	20-9
Mine Closure Requirements	20-11

21 CAPITAL AND OPERATING COSTS	21-1

Capital Cost Estimates	21-1
Operating Cost Estimates	21-2

22 ECONOMIC ANALYSIS	22-1

23 ADJACENT PROPERTIES	23-1

24 OTHER RELEVANT DATA AND INFORMATION	24-1

25 INTERPRETATION AND CONCLUSIONS	25-1

Geology and Mineral Resources	25-1
Mining and Mineral Reserves	25-1
Mineral Processing and Metallurical Testing	25-2

26 RECOMMENDATIONS	26-1

Geology and Mineral Resources	26-1
Mining and Mineral Reserves	26-1
Mineral Processing	26-1
Environmental Studies, Permitting, and Community Impact	26-1

27 REFERENCES	27-1

28 DATE AND SIGNATURE PAGE	28-1

29 CERTIFICATE OF QUALIFIED PERSON	29-1

LIST OF TABLES

PAGE
Table 1-1	Summary of Copper Mineral Resources – December 31, 2011	1-2
Table 1-2	Mineral Reserves – December 31, 2011	1-3
Table 1-3	Capital Cost Estimate	1-16
Table 1-4	Operating Cost Estimate	1-16
Table 4-1	LML-49 Co-ordinates	4-3
Table 5-1	Lumwana Meterological Data	5-1

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Table 6-1	Previous Copper Mineral Resource and Reserve Estimates	6-5
Table 6-2	Previous Uranium Mineral Resource and Reserve Estimates	6-5
Table 6-3	Lumwana Production History	6-6
Table 10-1	Historical Drilling Summary	10-1
Table 10-2	Significant Drill Intersections at Chimiwungo	10-3
Table 10-3	Significant Drill Intersections at Malundwe	10-5
Table 10-4	Significant Drill Intersections at Lubwe	10-6
Table 10-5	Drilling Summary	10-7
Table 13-1	Project Studies	13-1
Table 13-2	Metallurgical Test Samples	13-2
Table 14-1	Summary of Copper Mineral Resources – December 31, 2011	14-1
Table 14-2	Density Values	14-5
Table 14-3	Chimiwungo Main Two-metre Composited Assay Statistics	14-7
Table 14-4	RPA Assay Statistics for Chimiwungo Main	14-8
Table 14-5	Kriging Plan Parameters	14-10
Table 14-6	Block Model Comparison	14-10
Table 14-7	Copper Mineral Resources – December 31, 2011	14-14
Table 15-1	Mineral Reserves – December 31, 2011	15-1
Table 15-2	Copper Cut-off Grades	15-2
Table 15-3	Copper Sulphide Reserves	15-3
Table 15-4	Copper Oxide Reserves	15-4
Table 16-1	Mine Production and Mill Feed Schedule for Sulphide Ore	16-3
Table 16-2	Cut-off Grade Parameters	16-10
Table 17-1	Lumwana Copper Process Design Criteria	17-5
Table 19-1	Lumwana Concentrate Specifications	19-2
Table 20-1	Environmental Licenses	20-5
Table 21-1	Copper Project Capital Cost Estimate	21-1
Table 21-2	Operating Cost Estimate	21-2

LIST OF FIGURES

PAGE
Figure 4-1	Location Map	4-2
Figure 4-2	Mining Lease Location	4-4
Figure 4-3	Project Surface Layout	4-8
Figure 5-1	Monthly Rainfall and Humidity Data	5-4
Figure 7-1	Regional Geology	7-2
Figure 7-2	Local Geology	7-4
Figure 7-3	Malundwe Mineralization - Cross Section (Looking North)	7-8
Figure 7-4	Chimiwungo Mineralization – Cross Section (Looking West)	7-8
Figure 7-5	Chimiwungo North Mineralization – Cross Section (Looking West)	7-9
Figure 9-1	Lumwana Project Area Exploration Potential	9-2
Figure 10-1	Chimiwungo Drill Hole Collar Locations	10-8
Figure 14-1	Isometric View of Block Models	14-6
Figure 14-2	Cross Section – Malundwe Deposit	14-12
Figure 14-3	Cross Section – Chimiwungo Deposit	14-13
Figure 16-1	Lumwana Site Layout	16-5
Figure 17-1	Simplified Process Flow Sheet	17-6

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1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by Barrick Gold Corporation (Barrick) to prepare an independent Technical Report on the Lumwana Open Pit Mine (the Project), in the North-Western Province of the Republic of Zambia. The purpose of this report is to support public disclosure of Mineral Resource and Mineral Reserve estimates at the Project. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects. RPA visited the operations between July 13 and 15, 2011.

Barrick is a Canadian publicly traded mining company with a portfolio of operating mines and projects across five continents. The Lumwana Mine property is located within the North-Western Province of the Republic of Zambia, approximately 65 km from Solwezi, the provincial capital. It lies about 50 km south of the border between the Democratic Republic of Congo and Zambia.

The Project comprises a 68,000 tpd mining and processing facility. The mine consists of two open pits, Malundwe and Chimiwungo, and is mined by conventional truck and shovel method. The current production plan shows that 412 million tonnes of ore grading 0.522% Cu will be mined between 2012 and 2032. The ore, which is predominantly sulphide, is treated through a conventional sulphide flotation plant, producing copper concentrate for smelting.

Table 1-1 summarizes the Lumwana Mineral Resources exclusive of Mineral Reserves as of December 31, 2011.

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TABLE 1-1 SUMMARY OF COPPER MINERAL RESOURCES –

DECEMBER 31, 2011

Barrick Gold Corporation – Lumwana Mine

Category	Tonnage (Mt)	Grade (% Cu)	Contained Metal (Mlb Cu)
Sulphide
Measured	4.25	0.71	66.7
Indicated	142.9	0.63	1,969.9

Sub-Total	147.1	0.63	2,036.6

Inferred	801	0.6	10,660

Oxide
Measured	0.01	0.40	0.11
Indicated	4.75	0.43	44.7

Sub-Total	4.76	0.43	44.8

Inferred	0

Total Measured + Indicated	151.9	0.62	2,081.4
Total Inferred	801	0.6	10,660

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Sulphide Mineral Resources are estimated at a cut-off grade of 0.16% Cu and transition/oxide Mineral Resources are estimated at a cut-off grade of 0.29% Cu.
3.	Mineral Resources are estimated using a long-term copper price of US$3.25 per pound, mining costs of $3.44/tonne, processing cost of $4.00/tonne, G&A cost at $0.20/lb, and recoveries of 65% for oxide ores and 88% for sulphide ores.
4.	A minimum thickness of 2.0 m was used.
5.	Mineral Resources are exclusive of Mineral Reserves.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7.	Numbers may not add due to rounding.

Proven and Probable Mineral Reserves for the Project, contained in the Malundwe and Chimiwungo pits, are listed in Table 1-2.

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TABLE 1-2 MINERAL RESERVES – DECEMBER 31, 2011

Barrick Gold Corporation – Lumwana Mine

Category	Tonnes (Mt)	Grade (% Cu)	Contained Metal (Mlb Cu)
Proven	128.89	0.58	1,661.21
Probable	292.60	0.49	3,177.82

Sub-Total	421.49	0.52	4,839.04

Stockpiles (Proven)	4.85	0.65	69.29

Total	426.34	0.52	4,908.33

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut-off grade of 0.2% Cu for sulphide and 0.35% for oxide.
3.	Mineral Reserves are estimated using an average long-term copper price of US$2.75 per pound and a US$/C$ exchange rate of 1.0.
4.	Bulk density is 2.0 t/m3 to 2.80 t/m3.
5.	Numbers may not add due to rounding.

CONCLUSIONS

Based on RPA’s site visit, interviews with Lumwana personnel, and subsequent review of gathered information, RPA offers the following conclusions:

GEOLOGY AND MINERAL RESOURCES

•	The Lumwana deposits are structurally controlled shear zone hosted deposits considered to be an end member of Central African Copperbelt class of deposits.

•	The sampling, sample preparation, analyses, and sample security are appropriate for the style of mineralization and Mineral Resource estimation.

•

The end of year (EOY2011) Mineral Resource estimates are competently completed to industry standards using reasonable and appropriate parameters and are acceptable for use in Mineral Reserve estimation. The resource estimates conform to NI 43-101.

•	Mineral Resources are reported exclusive of Mineral Reserves and are estimated effective December 31, 2011.

•	Measured plus Indicated Mineral Resources total 151.9 Mt, grading 0.62% Cu, containing 2,081.4 million pounds Cu.

•	Inferred Mineral Resources total 801 Mt, grading 0.6% Cu, containing 10,660 million pounds Cu.

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MINING AND MINERAL RESERVES

•	Proven and Probable Mineral Reserves total 426.3 million tonnes grading 0.52% Cu containing 4,908.3 million pounds Cu.

•	The Mineral Reserve estimates have been prepared utilizing acceptable estimation methodologies and the Proven and Probable Reserves conform to CIM definitions and NI 43-101.

•	Mining planning for the Lumwana open pit mine follows industry standards.

•

Ore control procedures for the Lumwana open pit are well documented, and the ore control results have also been well documented. All records have been kept in good condition and are readily accessible.

•

In RPA’s opinion, the methodology used by Lumwana for pit limit determination, cut-off grade optimization, production sequence and scheduling, and estimation of equipment/manpower requirements is in line with good industry practice.

MINERAL PROCESSING AND METALLURICAL TESTING

•	RPA is of the opinion that the metallurgical testwork is adequate to support the Project and that the recovery models are reasonable.

•	The 2011 production data indicates that the estimated recovery compares favourably to the actual recovery and meets industry standards.

RECOMMENDATIONS

RPA recommends that:

GEOLOGY AND MINERAL RESOURCES

•	On-site expertise be developed to estimate Mineral Resources since operating staff are most familiar with the deposits and resource inputs.

•	Domain envelopes not be extended beyond variogram range from the nearest drill hole.

MINING AND MINERAL RESERVES

•

The mine dilution factor for the Malundwe pit be adjusted to reflect 30% overall dilution. This adjustment would bring the grade and tonnes mined in line with operating results. For Chimiwungo, RPA considers that the use of larger blocks in the reserve model will alleviate dilution problems with this deposit. RPA notes that the Chimiwungo ore zone may be split into multiple units, and mining dilution should be closely monitored and adjusted, if necessary, to match operating results.

•

The operating bench heights, widths, and overall design be reviewed especially in the footwall units to verify long term stability for the mine excavations. Part of this evaluation should include gathering hydrological data and be aimed at any practicable methods useful for reducing the groundwater pressure in the rock units.

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•	A road design effort be undertaken that will address the soft road conditions encountered, especially for those areas near the working faces.

MINERAL PROCESSING

•	Studies be continued to understand the uranium deportment within the processing circuits and then the uranium monitoring strategy should be reviewed.

ENVIRONMENTAL STUDIES, PERMITTING, AND COMMUNITY IMPACT

•

Addendums to the approved Environmental Impact Statement (EIS) highlighting the changes in designs and locations and other relevant information be prepared by the mine and submitted to ZEMA for review and approval.

ECONOMIC ANALYSIS

Under NI 43-101 rules, producing issuers may exclude the information required for this section on properties currently in production, unless the Technical Report includes a material expansion of current production. RPA notes that Barrick is a producing issuer, the Lumwana Mine is currently in production, and a material expansion is not being planned. RPA has performed an economic analysis of the Lumwana Mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LAND TENURE

The Lumwana Project is located in the North-Western Province of Zambia, approximately 65 km west from the provincial capital of Solwezi, 220 km west of Chingola, and 400 km northwest of the capital Lusaka.

The Malundwe and Chimiwungo copper deposits together with numerous exploration prospects are contained within Lumwana Retention Licence RL-01, which encompasses 1,265 km2. The Retention Licence was converted to a large-scale mining licence (number LML-49, also known as the Lumwana Mining Lease) on January 6, 2004. LML-49 covers copper, cobalt, gold, uranium, and any additional minerals that may be commercially extracted or that are required for the Lumwana development. The licence is valid for 25 years (from January 6, 2004) and is renewable for a further 25 years. Barrick has also secured the long-term land title to some 35,000 ha (350 km2) of township and mine operating areas in LML-49.

The Lumwana Development Agreement between the Government of the Republic of Zambia (GRZ) and Equinox Minerals Ltd. (Equinox) was signed on December 16, 2005, providing a 10-year stability period for the key fiscal and taxation provisions related to Lumwana, including a corporate tax rate of 25% and a mineral royalty of 0.6% of gross product. Incorporated in the Lumwana Development Agreement is a Copper Price Participation Agreement (PPA). The PPA is triggered upon the extinguishment of the Lumwana Project Debt Facility and only if the margin between the copper price and Lumwana operating costs is above an agreed threshold.

On April 1, 2008, the GRZ enacted a number of changes to the tax regime, particularly in relation to mining companies. The regime changes included an increase in the corporate tax from 25% to 30%, an increase in the mining royalty from 0.6% to 3%, and a number of other proposed additional imposts.

Following discussions and correspondence with GRZ, it was agreed with the Zambian Revenue Authority (ZRA) in January 2011 to pay mineral royalties assessed at 3%. Barrick continues to reserve its right to compensation for breach of the tax stability provisions under the Lumwana Development Agreement and, by agreeing to pay mineral royalties, protected itself from the ZRA assessing interest and penalties on the tax amount.

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EXISTING INFRASTRUCTURE

Other than road access, there is very little established infrastructure in the mine area. High voltage electrical power at 330 kV is delivered to the site from the Zambia Electricity Supply Company national grid.

Lumwana is an operating mine and current site infrastructure includes roads, mine workings, processing plant, accommodation, offices, repair facilities, fuel storage, water supply, a tailings storage facility, and a townsite for employees.

HISTORY

The Roan Selection Trust Limited (RST) acquired the Lumwana Project area in the late 1950s. American Metal Climax Inc. (AMAX) took over RST and formed a joint venture with Anglo American plc in 1970. In 1975, the Zambian copper industry was fully nationalized and Lumwana was transferred to Mindeco Limited, a precursor to Zambia Consolidated Copper Mines Limited (ZCCM).

From 1981 to 1990, Azienda General Italiana Petroli (AGIP) in joint venture with Compagnie Générale des Matières Nucléaires (COGEMA) conducted uranium exploration in the Mwombezhi Dome.

Phelps Dodge applied for the Mwombezhi Dome Prospecting Licence in late 1992 and Equinox entered into a joint venture with Phelps Dodge in August 1999. Equinox earned a 51% interest in Lumwana by funding a Bankable Feasibility Study in 2003 (2003 BFS), and on December 31, 2004, it acquired the remaining 49% interest from Phelps Dodge.

The 2003 BFS included an extensive two phase resource definition, metallurgical sampling, and geotechnical and hydrogeological drilling program. In October 2005, the BFS capital and operating cost estimates were updated. Additional metallurgical and geotechnical drilling, sampling, and testwork were also undertaken during this period. In December 2005, project development commenced with the construction of mine access roads and the first stage of the construction camp.

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In 2006, the project development contract for Lumwana was awarded. Equinox completed an infill combined reverse circulation (RC) and diamond core drill program within the northern half of the 2003 BFS Chimiwungo pit. Project development works continued in 2006 with concentrator site and water dam earthworks and the expansion of the construction camp.

Pre-production mining began in April 2007, initially focusing upon the pre-stripping of oxidized materials from the Malundwe pit. The Project was commissioned in December 2008. Commercial copper production was achieved in April 2009 with 2009 production totalling 109,413 tonnes copper at a cash operating cost of $1.49/lb Cu. Including 2009, production to the end of 2011 totalled 373,125 tonnes copper at an operating cost of $1.69/lb Cu.

Barrick acquired Equinox in July 2011.

GEOLOGY AND MINERALIZATION

The Lumwana Project contains two major copper deposits, Malundwe and Chimiwungo, which are structurally controlled shear zone hosted deposits considered to be an end member of Central African Copperbelt class of deposits. These copper + cobalt + gold + uranium deposits are hosted within the Mwombezhi Dome, which is a northeast trending basement dome in the western arm of the Lufilian Arc thrust fold belt.

In Zambia, the Lufilian Arc contains variably deformed and metamorphosed Late Proterozoic metasediments and volcanics of the Katangan Lower and Upper Roan, Mwashia, Nguba, and the Kundelungu supergroups, which unconformably overly the basement. The basement consists of older metamorphosed gneisses, schists, migmatites, amphibolites and granitoids. Subsequent to the deposition of the Katangan sequences, the basin was inverted, deformed, metamorphosed, and uplifted by generally north directed thrusting and folding to produce the late Neoproterozoic – Cambrian Lufilian Arc.

The copper mineralization at Malundwe and Chimiwungo is hosted almost entirely within high grade metamorphosed, intensely mylonitized, recrystallized muscovite–phlogopite–quartz–kyanite schists with disseminated sulphides (typically <5%) dominated by chalcopyrite and bornite which is locally referred to as Mineralized Ore Schist. The distribution of copper mineralization is controlled by visibly identifiable stratabound geology, within which copper grades are consistent. Optimal grade continuity is aligned to an observed north–south stretching lineation.

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The copper mineralization at Lumwana is almost entirely disseminated sulphides (typically <5%) dominated by chalcopyrite and bornite with a minor amount of the resource classified as oxide or transition.

The overall strike length of mineralization at Malundwe is approximately six kilometres north-south and up to 1.5 km wide (east-west), predominantly as a single Mineralized Ore Schist horizon. The mineralization outcrops in the east, has an overall gentle dip to the west, and plunges to the south.

The Chimiwungo deposit is partitioned into three bodies by two steep west-northwest trending dip-slip fault zones. The mineralized zones are referred to as Chimiwungo South, Chimiwungo Main (includes the recently discovered Chimiwungo East mineralized shoot), and Chimiwungo North. The mineralization Chimiwungo currently extends up to 1.5 km north-south and 2.8 km in the east-west orientation and remains open to the east and south.

EXPLORATION STATUS

Equinox started exploration at Lumwana in 1999 and identified 28 copper ± cobalt and uranium targets within the Project area. Of these, the Chimiwungo North and Kanga targets have been converted into Mineral Resources and Chimiwungo East has potential to increase the Chimiwungo deposit as a whole. Exploration targets include Mutoma, Odile, and Lubwe.

Following the discovery of the Chimiwungo East ore shoot in early 2010, a major drill program started at Chimiwungo. The program focused on defining the limits of the Chimiwungo deposit and closing the drill density in areas that are likely to be developed first. During 2010, a total of 244 holes for 43,194 m were drilled. In 2011, drilling continued at Chimiwungo and a total of 182 holes for 65,858 m were completed. Barrick plans to expand the drill program at Lumwana in 2012. A total of over 550,000 m in 1,236 drill holes are planned including sterilization drilling, and testing of oxide and transition mineralization. The cost of this extensive drill program is budgeted at approximately $72 million.

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The Kanga area is the southern, down plunge extension of the Malundwe deposit. In 2006, Equinox completed a ground induced polarization (IP) geophysical survey which identified a significant, two kilometre long north-south chargeable anomaly approximately 300 m south of the known Malundwe resource at that time. Drilling to test the IP chargeable anomaly at Kanga commenced in September 2006 and has subsequently confirmed the area to be the southern extension of the Malundwe deposit.

The Mutoma prospect lies within the Chimiwungo Thrust Sheet, 2.2 km east of the currently defined Chimiwungo deposit. Barrick plans to test the interpretation that Mutoma represents the eastern expression of the Chimiwungo mineralization in 2012.

During 2009, extensive field work by Equinox occurred at the Odile Prospect. The prospect was identified by the coincidence of ground spectrometer uranium, copper soil geochemical, and IP geophysical chargeable anomalies. In November 2010, a diamond rig was moved to the prospect, where seven holes were drilled by Barrick.

The Lubwe deposit is located approximately 13 km north-northeast of Chimiwungo, within the Chimiwungo Thrust Sheet. Lubwe was discovered by RST in the 1960s and was further investigated by Phelps Dodge in the mid-1990s and then Equinox between 2004 and 2009.

MINERAL RESOURCES

The EOY2011 Mineral Resources were estimated by conventional 3D computer block modelling based on surface drilling and assaying. Geologic interpretation of the drilling data was carried out and wireframes were constructed for resource estimation based on major geological areas. Statistical analysis of assay data was carried out for each domain. Variography was completed to determine search parameters and ordinary kriging was employed for interpolation in the block model. The resource model was classified using a combination of estimation pass number, number of composites used to assign the block grade, and the distance to nearest composite. The block model copper grades were visually validated using drill holes and composites in section and plan view as well as swath plots.

RPA examined the EOY2011 Mineral Resources as reported in Table 1-1 in detail and found them to meet or exceed industry standards. The EOY2011 Mineral Resources are

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based on the same block models but have been estimated using higher metal prices. The Mineral Resources are exclusive of Mineral Reserves and could not be converted to Mineral Reserves due to operational constraints or economics (i.e., Measured and Indicated Mineral Resources), or an insufficient level of confidence (i.e., Inferred Mineral Resources).

In RPA’s opinion, the EOY2011 Mineral Resource estimates are competently completed to industry standards using reasonable and appropriate parameters and are acceptable for reserve work. The resource estimates conform to NI 43-101.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors which could materially affect the open pit mineral resource estimates.

MINERAL RESERVES

The Mineral Reserves for the Lumwana Mine are shown in Table 1-2. These Mineral Reserves are a combination of the two open pits and the stockpiles.

Overall, RPA finds the Mineral Reserve estimates to be reasonable, acceptable, and compliant with NI 43-101. The Mineral Reserves are generated based upon the mine designs applied to the Mineral Resources. The design methodology uses both the cut-off grade estimation and economic assessment to design and validate the mineable reserves.

Lumwana maintains a system of ore, oxide, and low grade stockpiles, which have been growing since the late 2008. There are primarily three major stockpile categories: copper sulphide, copper oxide, and copper sulphide with uranium.

MINING METHOD

Sulphide copper ore at Lumwana is mined by open pit methods that follow the typical sequence of tasks: blasthole drilling, blasting, loading by hydraulic shovels (15 m3 and 27 m3), and hauling by off-highway trucks (254 t). The mine started operations in 2008, and has reached a daily capacity of 350,000 t of total material mined. Mining is done by Lumwana personnel and equipment, which is also supplemented by several contractors to meet pre-stripping and planned material movement goals.

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MINERAL PROCESSING

The Lumwana concentrator flow sheet has a nominal design capacity of 25 Mtpa (approximately 68,000 tpd).

Trucks from the Malundwe mine tip directly into a 400 t capacity run-of-mine (ROM) dump hopper. The Malundwe ROM pad accepts ore that cannot be directly dumped into the crusher feed hopper. The primary gyratory crusher crushes the ROM ore from a nominal top size of 1,500 mm to less than 200 mm. Oversize material is deposited on the ROM pad to be further broken by a mobile rock breaker. Crusher product is then conveyed via a 4.5 km overland conveyor to a conical crushed ore stockpile with 12 hours live capacity.

The flotation plant consists of two parallel trains of rougher/scavenger cells. The rougher/scavenger concentrate reports to the regrind circuit to further liberate the copper minerals. Following regrinding, the concentrate is cleaned in a conventional cleaner/recleaner circuit to reach final concentrate grade. Final concentrate grades of approximately 44% and 30% copper are expected from Malundwe and Chimiwungo pits, respectively.

The concentrate is filtered to reduce the moisture content from approximately 35% to approximately 10%. The filtered concentrate is discharged from the pressure filter to the concentrate storage shed, located below the filter. The concentrate is loaded onto trucks using a front end loader and is transported to smelters located in the Zambian Copper Belt.

PROJECT INFRASTRUCTURE

Project infrastructure includes, but is not limited to, the following structures:

•	A truck shop, which includes also offices and a warehouse;

•	An office complex;

•	Worker accommodations;

•	Fuel storage and distribution for all mobile equipment;

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•	A 68,000 tpd crushing, grind, and flotation process facility;

•	Communications facilities for internal and external communications;

•	Solid waste disposal areas;

•	Water treatment and sewage plants;

•	High voltage electrical power at 330 kV is delivered to the site from the Zambia Electricity Supply Company, ZESCO, which is part of the national grid;

•	Water wells;

•	Project access and site roads, that are reasonably maintained;

•	First aid and a medical treatment facility;

•	Cafeteria and dining facility for the onsite workers; and

•	A townsite with housing units for the staff and their families.

Waste dumps are designed in areas where condemnation drilling has been completed. The design of the overburden waste dumps provides for an overall slope angle in the order of 20° after battering. Dumps are of terrace construction.

Uranium mineralized ore and waste will be stockpiled in a dedicated facility designed to reduce dust evolution, contact with water, whilst also designed to capture any contaminated water for re-use.

There are three mine waste dumps namely Main, HR3, and West. The Main Waste Dump is currently being re-profiled and re-vegetated on the western side.

Tailings are deposited into the tailings storage facility (TSF), which is a purpose built facility downstream of the water storage facility and upstream of the Malundwe South pit. It involves deposition into the former Lumwana East River valley. The diversion channel diverts water around the tailings dam and Malundwe pit. There is considerable flexibility to mould the design through the life to changing conditions.

The TSF embankment has been constructed as a clay core rockfill structure, immediately upstream of the Malundwe pit. Any risk of flow to the pit will be minimized through the placement of a significant width (>500 m) of waste rock between the pit and the TSF dam wall.

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The current capacity of the TSF is about 1,000 Mt (at a beach angle of 1 vertical : 60 horizontal) with potential to increase capacity by depositing tailings in the mined out Malundwe pit. The required TSF capacity for the current reserves and resources within designed pits is about 700 Mt.

MARKET STUDIES

The Malundwe concentrate (2008 to 2018) has high copper grades (> 40%) and is of interest to the Zambian, Asian, and European smelters for blending. Most smelters today are running a feed blend of approximately 31% copper and present sources of higher copper grade concentrates are declining as concentrate grades at the major supplying mines are falling.

The Chimiwungo concentrate (from Q3 2012 onwards) has a lower copper grade, typically at 30%, as well as having higher cobalt and nickel grades. The cobalt and nickel grades may attract penalties from the smelters, which are typically applied at $3.00 per tonne of concentrate per 0.1% over 0.5%. Effective mine planning and blending will be required to maintain concentrations of copper, cobalt, nickel and other penalty elements within agreed ranges with the smelters.

ENVIRONMENTAL, PERMITTING AND SOCIAL CONSIDERATIONS

A number of environmental studies have been conducted at Lumwana Mine, including environmental baseline studies in 2003 and a full Environmental Impact Assessment (EIA) study for the development of the Lumwana Copper Project in 2005. Other EIAs conducted at Lumwana Mine include the Lumwana Estate EIA in 2006. The Lumwana Estate EIA is for the construction of residential infrastructure for all personnel, key contractors, and suppliers working at Lumwana Copper Project. All the EIAs resulted in preparation and submission of an EIS which was reviewed and subsequently approved by Zambia Environmental Management Agency (ZEMA), formerly Environmental Council of Zambia (ECZ).

The mine operates within a framework of national environmental legislations that requires it to hold licences and permits for its operations as per regulatory requirements. In terms of environmental issues, the mine holds 35 licences and one permit issued by ZEMA for its various operations and one licence issued by the Radiation Protection

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Authority. All the licences and the permit are valid until December 31, 2012. The licences held include those to discharge effluents, to own and operate waste disposal sites, to import and store various process chemicals, as well as a permit to discharge controlled emissions into the ambient air at location from the Hazardous Waste Incinerator.

Most of the Project, except for the Chimiwungo deposit and associated overburden dumps, fall inside the 105 Acres National Forest, an area of rejuvenating Miombo woodland. The forest’s protected status is based on its timber resource and not nature conservation considerations. The area affected by the mine development within the Forest Reserve has been excised and degazetted.

The Mine Reclamation Plan focuses on the reclamation of open pits, overburden dumps, TSFs, mill and processing facilities, and river diversion scheme. The main objectives of the plan are to return the land to conditions capable of supporting the former land use or alternative sustainable land uses, and to prevent significant adverse effects on adjacent water resources. Mine reclamation activities are progressive, leaving minimal works outstanding at mine closure except for plant site and TSF decommissioning.

In June 2010, the Commerce, Trade and Industry Minister of the Republic of Zambia launched the Lumwana Multi-Facility Economic Zone (MFEZ) after granting the company a statutory instrument to operate the MFEZ within the Lumwana mining licence. The objective of the Lumwana MFEZ is to promote industrial and economic development in the manufacturing sector near Lumwana Mine, and to ultimately enhance domestic and export oriented business activity through the provision of competitive environments that encourage investors to set up businesses with relative ease.

CAPITAL AND OPERATING COST ESTIMATES

Current Life of Mine (LOM) capital costs for the Project are estimated to be US$1.14 billion (Table 1-3). The major capital cost for the open pit will be for the mining area, which is estimated to be US$783 million. Expansion and sustaining capital for the process facilities is estimated to be US$181 million, which consist primarily of replacement capital. General and Administration (G&A) capital is projected to be US$149 million and closure costs are estimated to be US$40 million.

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TABLE 1-3 CAPITAL COST ESTIMATE

Barrick Gold Corporation – Lumwana Mine

Cost Area	Total (US$ M)
Mining	782,600
Processing	181,200
Infrastructure	149,000
Closure	30,000

Total	1,142,800

Notes

1.	Totals may not add due to rounding.

The operating cost estimate is presented in Table 1-4.

TABLE 1-4 OPERATING COST ESTIMATE

Barrick Gold Corporation – Lumwana Mine

Area	Units		2011 Actual	2012 Budget	LOM Average
2011	US$	/t mined	3.69	2.86	2.86
2012	US$	/t milled	13.68	19.70	10.35
2013	US$	/t milled	4.17	3.85	3.85
2014	US$	/t milled	7.95	12.05	10.13

Total	US$	/t milled	25.80	35.60	24.32

Notes

1.	Includes adjustments for the build-up of stockpiles. These adjustments have not been included in financial modelling.
2.	The above table excludes the Zambian Government royalty, however, these costs are included in the economic analysis.

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2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by Barrick Gold Corporation (Barrick) to prepare an independent Technical Report on the Lumwana Copper Mine, Zambia. The purpose of this report is to support public disclosure of Mineral Resource and Mineral Reserve estimates at the Project. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

Barrick is a Canadian publicly traded mining company with a portfolio of operating mines and advanced exploration and development projects across five continents. The Lumwana Mine is located on the Central African Copperbelt in the North-Western Province of Zambia. The Lumwana Project includes the major copper deposits of Malundwe and Chimiwungo as well as numerous exploration prospects. Lumwana Mine is a producing copper mine and also has significant uranium potential. Annual production is approximately 23 Mt by open pit mining and the ore, which is predominantly sulphide, is treated through a conventional sulphide flotation plant, producing copper concentrate for smelting.

The primary source of information for this Technical Report is the 2011 Lumwana Project Technical Report by Equinox Minerals Ltd., the Project 2011 Year End Resources and Reserves update, and the data gathered during the RPA site visit in July 2011.

RPA has not had prior involvement with the Project.

SOURCES OF INFORMATION

This report was prepared by the following Qualified Persons (QPs):

•	Chester M. Moore, P.Eng., Principal Geologist

•	Kathleen Ann Altman, P.E., Ph. D., Principal Metallurgist

•	John R. Danio, P.E., Associate Principal Mining Engineer

Dr. Altman and Messrs. Danio and Moore visited the Lumwana site from July 13 to 15, 2011. Mining and processing of ore was taking place during the visit and discussions were held with the following people:

•	Chuck Hennessey, General Manager

•	Wayne Schiller, Manager Technical Services

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•	Peter van Den Oever, Mining Geology Superintendent

•	Mike Richards, Chief Geologist, Equinox

•	Bevan Jones, Mine Manager

•	Guy Cordingley, Process Manager

•	Grace Mutale Walker, Environmental Superintendent

Mr. Moore is responsible for the overall preparation of this report and reviewed the geology, sampling, assaying, and resource estimate described in Sections 7 to 12 and 14. Mr. Danio reviewed the mining practices, reserve estimate, and economics and is responsible for Sections 15, 16, 18, 19, 21, and 22. Dr. Kathleen Ann Altman reviewed the metallurgical aspects of the operation and is responsible for Sections 13, 17, and 20.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27 References.

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LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the Imperial system. All currency in this report is US dollars (US$) unless otherwise noted.

µm	micron	km2	square kilometre
°C	degree Celsius	kPa	kilopascal
°F	degree Fahrenheit	kVA	kilovolt-amperes
µg	microgram	kW	kilowatt
A	ampere	kWh	kilowatt-hour
a	annum	L	litre
bbl	barrels	L/s	litres per second
Btu	British thermal units	m	metre
C$	Canadian dollars	M	mega (million)
cal	calorie	m2	square metre
cfm	cubic feet per minute	m3	cubic metre
cm	centimetre	min	minute
cm2	square centimetre	MASL	metres above sea level
d	day	mm	millimetre
dia.	diameter	mph	miles per hour
dmt	dry metric tonne	MVA	megavolt-amperes
dwt	dead-weight ton	MW	megawatt
ft	foot	MWh	megawatt-hour
ft/s	feet per second	m3/h	cubic metres per hour
ft2	square foot	opt, oz/st	ounces per short ton
ft3	cubic foot	oz	Troy ounce (31.1035g)
g	gram	ppm	parts per million
G	giga (billion)	psia	pounds per square inch absolute
Gal	Imperial gallon	psig	pounds per square inch gauge
g/L	grams per litre	RL	relative elevation
g/t	grams per tonne	s	second
gpm	Imperial gallons per minute	st	short ton
gr/ft3	grains per cubic foot	stpa	short tons per year
gr/m3	grains per cubic metre	stpd	short tons per day
hr	hour	t	metric tonne
ha	hectare	tpa	metric tonnes per year
hp	horsepower	tpd	metric tonnes per day
in	inch	US$	United States dollar
in2	square inch	USg	United States gallon
J	joule	USgpm	US gallon per minute
k	kilo (thousand)	V	volt
kcal	kilocalorie	W	watt
kg	kilogram	wmt	wet metric tonne
km	kilometre	yd3	cubic yard
km/h	kilometres per hour	yr	year

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Roscoe Postle Associates Inc. (RPA) for Barrick Gold Corporation (Barrick). The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to RPA at the time of preparation of this report,

•	Assumptions, conditions, and qualifications as set forth in this report, and

•	Data, reports, and other information supplied by Lumwana staff and other third party sources.

For the purpose of this report, RPA has relied on ownership information provided by Barrick. RPA has not researched property title or mineral rights for the Lumwana Project and expresses no opinion as to the ownership status of the property.

RPA has relied on Barrick for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from Lumwana.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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4 PROPERTY DESCRIPTION AND LOCATION

The property description and location has been taken from the Equinox 2011 Lumwana Project Technical Report.

The Lumwana Project is located in the North-Western Province of Zambia, approximately 65 km west from the provincial capital of Solwezi, 220 km west of Chingola, and 400 km northwest of the capital Lusaka (Figure 4-1).

OWNERSHIP

In April 2011, Barrick announced an agreement to acquire Equinox through an all-cash offer of C$8.15 per share. The acquisition was completed in July 2011 and Lumwana has been integrated into the Barrick Australia Pacific regional business unit.

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RPA

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LUMWANA MINE
DEMOCRATIC REPUBLIC OF CONGO
ANGOLA
ZAMBIA
TANZANIA
MALAWI
MOZAMBIQUE
ZIMBABWE
NAMIBIA
BOTSWANA
North-Western Province
Lusaka
Solwezi
Mwinilunga
Zambezi
Kitwe
Ndola
Chingola
Kabwe
Livingstone
Harare
Lilongwe
Mongu
Kasama
Mansa
0 50 100 150 200
Kilometres

Legend:
- National Capital
- Provincial Capital
- Secondary City
- International Border
- Provincial Border
- Road

March 2012

Figure 4-1

Barrick Gold Corporation

Lumwana Mine

North Western Province, Zambia

Location Map

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MINERAL TENURE

The Lumwana Retention Licence RL-01 encompasses 1,265 km2 and includes the two major copper deposits of Malundwe and Chimiwungo together with numerous exploration prospects which make up the Lumwana Project. It was converted to a large-scale mining licence (number LML-49, also known as the Lumwana Mining Lease) on January 6, 2004. LML-49 covers copper, cobalt, gold, uranium and any additional minerals that may be commercially extracted or that are required for the Lumwana development. The licence is valid for 25 years (from January 6, 2004) and is renewable for a further 25 years. Figure 4-2 shows the outline of LML-49 and Table 4-1 presents the co-ordinates of the licence. LML-49 was surveyed by the Ministry of Mines and Mineral Development surveyors in October 2005 and the Large Scale Mining Licence First Schedule was amended to reflect this on November 2, 2005, using UTM co-ordinates based upon an ARC 1950 datum.

TABLE 4-1 LML-49 CO-ORDINATES

Barrick Gold Corporation – Lumwana Mine

Point	Latitude	Longitude	UTM Northing	UTM Easting
A	12°04’00”S	25°43’00”E	8,665,747.67	360,321.85
B	12°03’00”S	25°44’00”E	8,667,599.20	362,125.44
C	12°02’00”S	25°59’10”E	8,669,556.24	389,637.50
D	12°12’30”S	26°03’30”E	8,650,231.00	397,566.00
E	12°23’10”S	25°59’30”E	8,630,415,00	390,387.00
F	12°23’10”S	25°43’00”E	8,630,415.93	360,321.82

Conditions of the licence include:

•	The holder shall submit a program for employing and training Zambians for jobs to be held by non-citizens.

•	The holder will commence mining/prospecting only with an approved program of work.

•

The holder shall comply with the specification of the environmental plan including its proposals for prevention of pollution, treatment of wastes, the protection and reclamation of land and water resources and for eliminating or minimizing the adverse effects on the environment of mining operations.

•

The holder shall not enter into any agreements with any other party for any operations in the area without the consent of the Minister, including change of control or shareholding and directorship of the company as required by Sections 54 and 55 of the Zambian Mines and Minerals Act, 1995 (the “Mines and Minerals Act”).

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25°
26°
27°
Democratic
Republic of Congo
N
LUMWANA PROJECT
Mwinilunga
12°
A
B
C
D
E
F
Solwezi
13°
Chizela
Kabompa
Kasempa
Legend:
Main Road
Main Rivers
International Boundary
Equinox LML 49
0 20 40 60 80 100
Kilometres

Figure 4-2

Barrick Gold Corporation

Lumwana Mine

North Western Province, Zambia

Mining Lease Location

March 2012

Source: Barrick Gold Corp., 2011.

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•	The holder shall comply with provisions of the development agreement as entered into as per Section 9 of the Mines and Minerals Act.

•	The holder shall comply with all other relevant provisions of the Mines and Minerals Act.

•	Payment of annual fees on the anniversary date of the licence.

•	A requirement for the holder to notify the Director of Mines of any changes it plans to make to its approved program of operations.

DEVELOPMENT AGREEMENT

The Minister of Mines and Minerals Development has entered into development agreements with holders of large-scale mining licences for the purpose of encouraging and protecting large-scale investments in Zambia’s mining sector. A development agreement between the Government of the Republic of Zambia (GRZ) and Equinox (the Lumwana Development Agreement) was signed on December 16, 2005, providing a 10-year stability period for the key fiscal and taxation provisions related to Lumwana.

Key issues defined in the Lumwana Development Agreement include a corporate tax rate of 25% and a mineral royalty of 0.6% of gross product. Capital expenditure can be deducted in the year incurred and losses can be carried forward for up to ten years. There has been a deferral of payment of various customs and excise duties and imposts and a confirmation that there will be no withholding tax payable on the remission of profits or the repatriation of capital.

The Lumwana Development Agreement also contains provisions for: arbitration; employment matters; energy and supply; exchange control; export regulations and procedures; regulations and management of companies; mining operation, curtailment of production, resumption of production and closure; waiver of the GRZ’s sovereign immunity; investment agreements; and enforcement of foreign awards.

Incorporated in the Lumwana Development Agreement is a Copper Price Participation Agreement (PPA). The PPA is triggered upon the extinguishment of the Lumwana Project Debt Facility and only if the margin between the copper price and Lumwana operating costs is above an agreed threshold. The total amount due in the event of the above occurring is capped at US$50.0 million with a further US$50.0 million potentially

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payable for a “windfall” margin between the copper price and Lumwana operating costs. The Lumwana Development Agreement contemplated a refinancing of the Lumwana Project Debt Facility and as such there is no change to the trigger for extinguishment of debt which was aligned to the date the facilities were due for full repayment which was September 30, 2015. Equinox achieved financial close of the Corporate Facility (refinancing of the Lumwana Project Debt) in March 2010. This refinancing did not trigger the PPA.

On April 1, 2008, the GRZ enacted a number of changes to the tax regime, particularly in relation to mining companies. The regime changes included an increase in the corporate tax from 25% to 30%, an increase in the mining royalty from 0.6% to 3%, and a number of other proposed additional imposts including a “variable profit tax”, a “windfall tax” and treatment of hedging income as separate source income. On January 30, 2009, the GRZ announced the abolition of a number of changes enacted in 2008, including removing the hedging activity quarantine provision, abolishing the windfall tax, increasing capital allowances back up to 100%. These changes took effect on April 1, 2009.

Following discussions and correspondence with GRZ, it was agreed with the Zambian Revenue Authority (ZRA) in January 2011 to pay mineral royalties assessed at 3%. In December 2011, the GRZ increased the mineral royalty from 3% to 6% and re-introduced the taxation of hedging income as a separate source income. These changes take effect from April 1, 2012. Barrick continues to reserve its right to compensation for breach of the tax stability provisions under the Lumwana Development Agreement and, by agreeing to pay mineral royalties, protected itself from the ZRA assessing interest and penalties on the tax amount.

After expiry of the Lumwana Development Agreement, the enacted Zambian tax system will apply to the Lumwana Copper Project.

ZAMBIAN TAXES

The royalties and taxes that will apply to the Lumwana Copper Project after the Lumwana Development Agreement expires are listed below:

•	Corporate Tax (25%)

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•	Variable Tax (30% to 45%)

•	VAT (exports 0%, in Zambia 16%)

•	Withholding Tax (0% to 15%)

•	Customs Duty (0% to 25%)

•	Capital Allowances (100%)

ROYALTY PAYMENTS

Under the Lumwana Development Agreement, a royalty of 0.6% of gross metal value is applicable; otherwise a royalty of 3.0% of gross metal value will be applicable.

SURFACE RIGHTS

Barrick has secured the long-term land title to some 35,000 ha (350 km2) of township and mine operating areas in LML-49.

Land title (also known as surface rights), whilst not required to conduct mine development and production operations, enables Barrick to manage and administer the Lumwana surface rights.

PROJECT LAYOUT

Figure 4-3 shows the locations of the Malundwe and Chimiwungo pits in conjunction with the tailings and water dams, concentrator and township (Lumwana Estate).

ENVIRONMENTAL LIABILITIES

There are no preexisting environmental liabilities on the property.

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RPA
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370,000 mE
375,000 mE
380,000 mE
8,650,000 mN
8,645,000 mN
8,640,000 mN
WASTE DUMP
COPPER TAILINGS STORAGE FACILITY
LUMWANA DAM
MALUNDWE MAIN PIT
WASTE DUMP
CONVEYOR
DIVERSION CHANNEL
COPPER PROCESS PLANT
LUMWANA ESTATE (TOWN)
CONSTRUCTION CAMP
COPPER ROM PAD AND CRUSHER
R 3
330Kv POWERLINE
SUB-STATION
ADMINISTRATION OFFICES
CONVEYOR & ACCESS ROAD
HAUL ROAD
DIVERSION CHANNEL
CHIMIWUNGO DAM
R 2
KANGA RESOURCE
LIGHT INDUSTRIAL AREA
KILOMETRES
R 1
R 5
CHIMIWUNGO PIT
WASTE DUMP
T5 KITWE
MWINILUNGA HIGHWAY
HAUL ROAD
MINE INFRASTRUCTURE

Figure 4-3

Barrick Gold Corporation

Lumwana Mine
North Western Province, Zambia
Project Surface Layout

March 2012 *Source: Equinox, 2011.*

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The description of accessibility, climate, local resources, infrastructure and physiography is mostly summarized from the 2011 Equinox Lumwana Project Technical Report.

ACCESSIBILITY

The Lumwana Project is accessed via a 10 km road branching off the North West Highway (T-5), a two-lane highway linking Lumwana and Solwezi to the rest of the Copperbelt and other parts of the North-Western Province.

Commercial airstrips are situated at Solwezi, 65 km to the east of Lumwana and Mwinilunga some 84 km to the west.

CLIMATE

The region has a distinct dry season (May to October) and wet season (November to April). Rainfall mainly occurs in heavy thunderstorms producing typical precipitation events of 20 mm to 40 mm.

Mean annual humidity at Mwinilunga is 65% to 70%, but varies from a minimum of 45% in the cool dry season to a maximum of 90% in the wet season. Humidity levels peak in October prior to the onset of the rains. Table 5-1 summarizes the meteorological data for Lumwana.

TABLE 5-1 LUMWANA METEROLOGICAL DATA

Barrick Gold Corporation – Lumwana Mine

Parameter	Description	Value
Rainfall	Average Annual	1,360 mm
	Peak Annual Rainfall (5 years)	1,550 mm
Temperature	Maximum (day time, October)	34.2°C
	Minimum (night time, June)	4.0°C

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Parameter	Description	Value
Wind Frequency	Mean speed	0.3 m/s
	Maximum speed	14.8 m/s
	Prevailing wind direction	South-southeast
	Remainder Of Year	North-northwest

Figure 5-1 shows the average monthly precipitation and evaporation data.

LOCAL RESOURCES

A fully sustainable township, Lumwana Estate, has been constructed for the mine employees and their dependants, as well as associated contractors and suppliers required to work during mine operation. This model is designed to maximize home ownership for Zambian employees through the provision of low interest loans by financing institutions to promote a fully integrated community open for development. A light industrial and small business area is incorporated to promote local business activity. The township development also includes recreational facilities, commercial areas, places of worship and schools as appropriate in the various areas.

Mining supplies, contractors, and skilled labour can be sourced from larger centres in the Zambian Copperbelt.

INFRASTRUCTURE

Other than road access, there is very little established infrastructure in the mine area.

High voltage electrical power at 330 kV is delivered to the site from the Zambia Electricity Supply Company, ZESCO, national grid. Lumwana has a contract agreement with the ZESCO to provide site power for a net cost of US$ 0.03 per kWh.

PHYSIOGRAPHY

The topography of the project area is characterized by gently rolling hills incised by the Lumwana East River and its tributary streams. Elevations range from approximately 1,270 MASL within the Lumwana East River watercourse to around 1,410 MASL within the general vicinity of project operations.

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The predominant vegetation in the area of interest is “Miombo” woodland. Generally, the area is well wooded, with a good vegetation cover. The project area is not pristine due to the impacts from tree felling, charcoal burners, slash and burn agriculture and mineral exploration activities. Wetlands (dambo areas) are common along watercourses.

The soils of the area are typical of those found in sub-tropical regions, being heavily leached, low in nutrients, and of poor fertility. Subsistence farming is practised using the traditional Masala method (slash-and-burn). Farming is the main source of livelihood in the local area. The main crop grown is cassava, with maize, sweet potatoes, beans, and pineapples grown in the slightly more fertile dambo soils. There were no permanent dwellings in the mine area prior to mining activities starting, although some peripheral subsistence farming was practised and temporary wooden shelters were erected during the growing season.

There is very little wildlife in the area, mainly due to population pressure and over-hunting.

Barrick Gold Corporation – Lumwana Mine, Project # 1746 Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 5-3

RPA
www.rpacan.com

350
300
250
200
150
100
50
0
January
February
March
April
May
June
July
August
September
October
November
December
Rainfall (mm)
Evaporation (mm)

Figure 5-1

Barrick Gold Corporation

Lumwana Mine

North Western Province, Zambia

Monthly Rainfall and Humidity Data

March 2012

Source: Barrick Gold Corp., 2011.

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6 HISTORY

The description of history at Lumwana is mostly summarized from the 2011 Equinox Lumwana Project Technical Report.

OWNERSHIP

The Roan Selection Trust Limited (RST) acquired the Lumwana project area in the late 1950s. American Metal Climax Inc (AMAX) took over RST and a new company called Mwinilunga Limited was formed to explore Lumwana through a joint venture between AMAX and Anglo American plc in 1970.

In 1975, the Zambian copper industry was fully nationalized and Lumwana was transferred to Mindeco Limited, a precursor to Zambia Consolidated Copper Mines Limited (ZCCM). In 1976, Rio Tinto-Zinc Corporation (RTZ) Consultants were commissioned by Mindeco to complete a pre-feasibility study.

From 1981 to 1990, Azienda General Italiana Petroli (AGIP) in joint venture with Compagnie Générale Des Matières Nucléaires (COGEMA) conducted uranium exploration in the Mwombezhi Dome.

Phelps Dodge applied for the Mwombezhi Dome Prospecting Licence in late 1992 and Equinox entered into a joint venture with Phelps Dodge in August 1999. Equinox earned a 51% interest in Lumwana by funding a Bankable Feasibility Study in 2003 (2003 BFS), and on December 31, 2004, it acquired the remaining 49% interest from Phelps Dodge.

Barrick acquired Equinox in July 2011.

EXPLORATION

The following is a summary of the exploration and project development of Lumwana.

In the 1930s, prospectors discovered copper in the Lumwana East River adjacent to the Malundwe copper clearing. Between 1957 and 1961, RST conducted regional geochemical and geophysical exploration in the Mwinilunga Concession covering Lumwana.

Barrick Gold Corporation – Lumwana Mine, Project # 1746 Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 6-1

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In 1961, RST drilled the Malundwe discovery hole in 1961, the Chimiwungo and Lubwe discovery holes in December 1962 and continued drilling through to 1965. A mining scoping study, including the first resource and reserve estimation, was completed by RST in 1968.

Chimiwungo South mineralization was discovered in the early 1970s.

Between 1981 and 1990, a drilling program was conducted by the AGIP-COGEMA joint venture at Lumwana and a prefeasibility study was completed, which focused on developing the Valeria copper uranium deposit at Malundwe and a small portion of the Chimiwungo deposit.

From 1992 until 1996, Phelps Dodge commenced exploration re-focusing on the two copper deposits. Two pre-feasibility studies were also completed applying different development scenarios.

In 1999 to 2000, Equinox completed a due diligence study which included reporting Mineral Resources in compliance with the JORC Code by consultants, Resource Services Group. In 2000/2001, Equinox commissioned Bateman Engineering Pty Ltd (Bateman) to conduct a pre-feasibility study that included reporting Mineral Resources and mine design by Mining Resource Technology Pty Ltd (MRT).

The 2003 BFS was completed using Aker Kvaerner as principal consultant for overall project management. Golder Associates Pty Ltd (Golder) was responsible for all geoscientific, environmental, and tailings dam studies. The BFS included an extensive two phase resource definition, metallurgical sampling, geotechnical and hydrogeological drilling program

In 2004 and 2005, an induced polarization (IP) survey and reverse circulation (RC) drilling program were carried out and discovered the Chimiwungo North deposit. The 2003 BFS capital and operating cost estimates were updated in October 2005. GRD Minproc was responsible for the concentrator and infrastructure, Golder was responsible

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for the Mineral Resource estimation of the Chimiwungo North deposit, Equinox updated the mining plan, and Knight Piésold was responsible for the tailings and water management sections. Additional metallurgical and geotechnical drilling, sampling and testwork was also undertaken during this period. In December 2005, project development commenced with the construction of mine access roads and the first stage of the construction camp.

In 2006, the project development contract for Lumwana was awarded. The contract initially was an Engineering Procurement and Construction Management (EPCM) schedule of rates contract, which later converted to an EPC fixed price contract. Equinox completed an infill combined RC and diamond core drill program within the northern half of the 2003 BFS Chimiwungo Pit. Project development works continued in 2006 with concentrator site and water dam earthworks and the expansion of the construction camp.

Pre-production mining began in April 2007, initially focusing upon the pre-stripping of oxidized materials from the Malundwe pit. A total of 170 holes (12 diamond core and 158 RC percussion holes) were drilled within the Malundwe open pit to upgrade most of the uranium Mineral Resources from the Inferred to Indicated category. Exploration drilling south of Malundwe in the Kanga area discovered the southern extension of the Malundwe deposit.

The Lumwana Copper Project was commissioned in December 2008 and the 2008 Uranium Feasibility Study (2008 UFS) was completed in June using Ausenco Limited as principal consultant for overall project management.

Continued exploration in the mining license in 2009 tested historical copper targets and resulted in the definition of several coincident copper soil – IP chargeability anomalies including Odile, North Dome and in the Lubwe trend.

In 2010, a resource infill and extension drilling campaign was carried out at Chimiwungo (79 diamond holes and 150 RC holes) in an attempt to define the limits of the orebody and provide greater data density within the eastern and southern portions of the Chimiwungo deposit. At the end of 2010, the orebody was still open to the south and east with drilling ongoing.

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PREVIOUS RESOURCE ESTIMATES

Previous resource estimates were prepared for Mindeco by RTZ Consultants (RTZ) in 1976, for Phelps Dodge Exploration Corporation by Bateman Minerals and Industrial Limited (Bateman) in 1995, and for Equinox Resources NL by Resource Service Group (RSG) in 1999.

An independent Mineral Resource Estimate was prepared to JORC standards in February 2003 by Golder and reconciled to the standards prescribed by NI 43-101 in June 2004. The Chimiwungo Mineral Resource Estimate was updated in 2005 with the discovery of the Chimiwungo North mineralization. Golder completed a Mineral Resource Estimate for the Chimiwungo North area (Lumwana Technical Report, 2005) in accordance with JORC and NI 43-101 standards.

The Chimiwungo Mineral Resource Estimate was revised by Golder, in July 2006 in accordance with JORC and NI 43-101 standards after completion of an infill combined diamond and RC drill program in the northwestern portion of Chimiwungo (within the northern half of the 2003 BFS Chimiwungo Main Pit). The infill program upgraded a significant tonnage of Inferred Mineral Resources to the Indicated Mineral Resource category, and confirmed the continuity of mineralization.

Table 6-1 contains a summary of the historical Malundwe and Chimiwungo copper tonnage, grade estimates and Copper Mineral Resources and Mineral Reserves developed between 1976 and 2009. Note all pre–1999 estimates are not to JORC or National Instrument 43-101 standards. RPA has not reviewed any of these estimates which are listed for reference only. RPA offers no opinion as to the relevance or reliability of the previous copper estimates.

The Lumwana deposits also contain uranium and several uranium Mineral Resource estimate and a Mineral Reserve estimate have been published in the past. These estimates are presented in Table 6-2. Note all pre–1999 estimates are not to JORC or National Instrument 43-101 standards. RPA has not reviewed any of these estimates which are listed for reference only. RPA offers no opinion as to the relevance or reliability of the previous uranium estimates.

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TABLE 6-1 PREVIOUS COPPER MINERAL RESOURCE AND RESERVE ESTIMATES

Barrick Gold Corporation – Lumwana Mine

	Year	Cut-off Grade (% Cu)	Tonnes (Mt)	Grade (% Cu)	Consultant
Mineral Resources	1976	0.10	957.0	0.70	RTZ
	1995	0.20	1,017.0	0.73	Bateman
	1999	0.20	1,063.8	0.67	RSG
	2003	0.20	901.2	0.70	Golder
	2006	0.20	966.2	0.67	Golder
	2009	0.20	922.6	0.68	Golder

Mineral Reserves	1976	0.30	583.0	0.85	RTZ
	1995	Profit = 0	181.8	0.81	Bateman
	2000	0.20	330.0	0.73	MRT*
	2003	0.19 to 0.36	212.7	0.82	Golder
	2006	0.16 to 0.37	321.3	0.73	Golder
	2009	0.16 to 0.27	319.4	0.73	Golder

*	Mining and Resources Technology Pty Ltd

TABLE 6-2 PREVIOUS URANIUM MINERAL RESOURCE AND RESERVE ESTIMATES

Barrick Gold Corporation – Lumwana Mine

	Year	Cut-off Grade (ppm U)	Tonnes (Mt)	Grade (% U3O8)	Consultant
Mineral Resources	1990	200	5.6	0.11	Mining Italiana
	2003	100	12.1	0.07	Golder
	2009	100	10.8	0.07	SRK*
Mineral Reserves	2009	200	3.3	0.12	Golder

*	SRK Consulting (Australia) Pty Ltd

PAST PRODUCTION

Commercial copper production was achieved in April 2009 with 2009 production totalling 109,413 tonnes copper at an operating cost of $1.49/lb Cu. Production in 2010 totalled 146,690 tonnes copper at an operating cost of $1.38/lb Cu. Table 6-3 presents Lumwana production to date.

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TABLE 6-3 LUMWANA PRODUCTION HISTORY
Barrick Gold Corporation – Lumwana Mine
Year	Copper (Tonnes)	Operating Cost ($/lb)
2009	109,413	1.49
2010	146,690	1.38
2011	117,022	2.25

Total	373,125	1.69

Barrick Gold Corporation – Lumwana Mine, Project # 1746 Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 6-6

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7 GEOLOGICAL SETTING AND MINERALIZATION

The description of the geological setting and mineralization is taken from the 2011 Equinox Lumwana Project Technical Report.

REGIONAL GEOLOGY

The Lumwana copper + cobalt + gold + uranium deposits of Malundwe and Chimiwungo are hosted within the Mwombezhi Dome, which is a northeast trending basement dome in the western arm of the Lufilian Arc thrust fold belt. The Lufilian Arc is a major tectonic province characterized by broadly north-directed thrust structures and antiformal basement inliers or domes surrounded by Katangan metasediments, which host the Central African Copperbelt in the central part of Zambia.

In Zambia, the Lufilian Arc contains variably deformed and metamorphosed Late Proterozoic metasediments and volcanics of the Katangan Lower and Upper Roan, Mwashia, Nguba and the Kundelungu Supergroups, which unconformably overly the basement. The basement consists of older metamorphosed gneisses, schists, migmatites, amphibolites and granitoids. Subsequent to the deposition of the Katangan sequences, the basin was inverted, deformed, metamorphosed and uplifted by generally north directed thrusting and folding to produce the late Neoproterozoic – Cambrian Lufilian Arc.

The Mwombezhi Dome extends some 67 km northeast and is up to 20 km wide in the northwest direction. LML-49 occupies the north eastern lobe of the Mwombezhi Dome. The edge of the Mwombezhi Dome is interpreted as being defined by a regional shear zone or décollement which consists of intensely sheared muscovite - quartz + talc + hematite + kyanite schist containing, generally at the structural top, semi-continuous lenses of resistive, variably micaceous and carbonate-bearing high magnesian quartzite interpreted to be Lower Roan and referred to locally as the Rimming Quartzite. The regional geology of the Zambian and Central African Copperbelt is shown in Figure 7-1.

Barrick Gold Corporation – Lumwana Mine, Project # 1746 Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 7-1

RPA
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28° E
N
Lumwana Project
Kasama
Mpika
Mwinilunga
Solwesi
Mufulira
Ndola
Chingola
Kitwe
13° S
13° S
Monga
Zambezi River
Lusaka
Livingstone
Geology
Kalahari sands and alluvium
Karoo sediments
Katanga metasediments
Lower Roan "Mine Series"
Muva metasediments
Gneiss
Metavolcanics/metasediments
Granite
Mineralisation
Gold
Copper and Cobalt
Copper
Gold and Copper
Iron
Uranium
Lumwana LML 49
0 50 100 150 200
Kilometres
28° E

Figure 7-1

Barrick Gold Corporation

Lumwana Mine

North Western Province, Zambia

Zambia Copperbelt Regional Geology

March 2012

Source: Barrick Gold Corp., 2011.

7-2

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LOCAL GEOLOGY

The precise structural setting inside the Mwombezhi Dome below the décollement is still being resolved, but a number of Lufilian age, layer-parallel shear zones are recognized. These shears structurally emplaced the Katangan units within the basement, producing a series of tectono-stratigraphic sheets which have been thrust on top of two central cores of the Mwombezhi Dome. Within the LML-49, these include the Malundwe and Chimiwungo Sheets.

The local stratigraphy of the Malundwe and Chimiwungo deposits is broadly based on the original basement-Katangan stratigraphy but it has been overturned and modified by shearing, high grade metamorphism and thrusting. The resulting stratigraphy and lithologies are the product of tectonic, metasomatic, and metamorphic processes during the Lufilian Orogeny which bear little resemblance to the original pre-Lufilian Orogeny rock types; thus, the current sequence is tectono-stratigraphic in origin. Although the two deposits are considered to lie within different thrust sheets, and in detail have different tectono-stratigraphies, they share a number of similarities.

The local geology of the Lumwana area is shown below in Figure 7-2.

Barrick Gold Corporation – Lumwana Mine, Project # 1746 Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 7-3

RPA
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370,000 mE
390,000 mE
N
JORC Resource
Non-JORC Mineralized Zone
Prospects
0 2.5 5 7.5 10
Kilometres
Decollement
North Dome
8,660,000 mN
Kamaranda
Kababisa
Lubwe
Lubwe South
Malundwe
Odile
Chimiwungo North
Chimiwungo
Kanga
Mutoma
8,640,000 mN
Katangan
Rimming Quartzite
Decollement
Chimiwungo Sheet
Malundwe West Sheet
Shinyida Sheet
Malundwe Shet
Kamaranda Sheet
Basement
Pits
Thrust
Fault
Lumwana LML 49
IP Surveys

Figure 7-2

Barrick Gold Corporation

Lumwana Mine
North Western Province, Zambia

Local Geology

March 2012

Source: Barrick Gold Corp., 2011.

7-4

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PROPERTY GEOLOGY

The Lumwana Project consists of two major copper deposits, Malundwe and Chimiwungo. Malundwe is the smaller deposit but has a higher copper grade and contains discrete zones of uranium and gold mineralization with occasional sporadic high cobalt (>0.1%). Chimiwungo is a much larger deposit that is lower in copper grade and contains a number of significant high grade (>0.1%) cobalt zones in addition to some uranium mineralization. Chimiwungo can be sub-divided into the Chimiwungo Main, Chimiwungo South, Chimiwungo North and Chimiwungo East mineralized zones.

The copper mineralization at Malundwe (including Kanga) and Chimiwungo is hosted almost entirely within high grade metamorphosed, intensely mylonitized, recrystallized muscovite–phlogopite–quartz–kyanite schists with disseminated sulphides (typically <5%) dominated by chalcopyrite and bornite which is locally referred to as Mineralized Ore Schist.

The ore host, Mineralized Ore Schist, has an intensely transposed foliation defined by layer-parallel alignment of both mica and quartz. The mineralized zones, as interpreted, comprise a series of interbanded Mineralized Ore Schist and gneissic units which are structurally derived. This fabric is the result of regional layer parallel shearing and subsequently thrusting and possible Nappe folding that has caused the overturning of the sequence. The internal structure of the mineralized package is attenuated and boudinaged in part, causing lensing along strike and down dip. Within the mineralized zone, gneissic units are typically low grade to barren with respect to copper, gold, cobalt and uranium grades.

The distribution of copper mineralization is controlled by visibly identifiable strata-bound geology, within which copper grades are consistent. Optimal grade continuity is aligned to an observed north–south stretching lineation.

MINERALIZATION

The copper mineralization at Lumwana is almost entirely disseminated sulphides (typically <5%) dominated by chalcopyrite and bornite with a minor amount of the resource classified as oxide or transition.

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The overall strike length of mineralization at Malundwe is approximately six kilometres north-south, and up to 1.5 km wide (east-west), predominantly as a single Mineralized Ore Schist horizon. The mineralization outcrops in the east, has an overall gentle dip to the west and plunges to the south. It extends to maximum depth of approximately 380 m below surface in the southwest is closed off in all directions (Figure 7-3).

The Chimiwungo deposit is partitioned into three bodies by two steep west-northwest trending dip-slip fault zones. From south to north these mineralized zones are referred to (from south to north) as Chimiwungo South, Chimiwungo Main (includes the recently discovered Chimiwungo East mineralized shoot) and Chimiwungo North. Each is described as a discrete structural entity below, but the reality is that they represent the same mineralized package which has been dismembered by late, steep dip slip faults which will be collectively referred to hereafter as the Chimiwungo deposit.

Chimiwungo South mineralized zone is located south of the Chimiwungo South Fault. The mineralization consists of a package of three Mineralized Ore Schist horizons:

•	Upper Ore Schist;

•	Main Ore Schist; and

•	Lower Ore Schist.

The horizons are separated by two near continuous barren gneiss zones, the Middle Gneiss and the Lower Gneiss. In the thickest and best grade portion of the mineralization, two thicker, higher grade copper mineralized shoot have formed where the barren Lower Gneiss unit is replaced by Mineralized Ore Schist resulting in the merger of the Main and Lower Ore Schists. The mineralized package and the individual Mineralized Ore Schist and gneiss zones have a gentle southerly dip and plunge. The mineralization currently extends up to 1.5 km north-south and 2.8 km in the east-west orientation and remains open to the east and south. The deepest drill intersections of the mineralization currently are approximately 680 m below surface. The northern limit of Chimiwungo South is defined by the Chimiwungo South Fault which has caused the mineralized package to drop down approximately 300 m on the north side of this major structure.

Chimiwungo Main mineralization is the down thrown continuation of Chimiwungo South mineralization on the north side of the Chimiwungo South Fault and is bound between this fault and the Chimiwungo North Fault. It consists of the same mineralized package and

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gneiss units that have a similar average dip and plunge to Chimiwungo South. It also hosts the northern continuation of the ore shoot observed in the Chimiwungo South area which extends approximately 1.4 km north of the Chimiwungo South fault. Drill definition of the mineralization extends approximately 2.7 km north-south, and 4.2 km in the east-west orientation. The deepest mineralization is located at approximately 495 m below surface at the southeastern limit of the Chimiwungo Main deposit adjacent to the Chimiwungo South Fault zone (Figure 7-4).

Chimiwungo North is located immediately north of the Chimiwungo North Fault which is a steep dip slip fault zone similar in style to the Chimiwungo South Fault (Figure 7-5). This fault has dropped the mineralization on the northern side of the fault approximately 100 m, preserving it from erosion. In the area drilled, the mineralization consists of one Mineralized Ore Schist unit which appears to have formed by the merging of the three Mineralized Ore Schist units seen in Chimiwungo Main. The mineralized zone dips and plunges gently to the south and currently extends over an area of 700 m (north-south) by 450 m (east-west). The southern boundary is constrained by the Chimiwungo North fault. Recent drilling indicates the eastern edge of the ore zone is an erosional boundary defined by the current topographical surface. However, a gentle north-south trending antiform has been interpreted to the east of this position which folds the mineralization back below surface in the north eastern portion of Chimiwungo. The Chimiwungo North orebody has a maximum depth of approximately 110 m.

Drilling in 2007 and 2008 confirmed that uranium mineralization at Lumwana is associated with the same muscovite-phlogopite-quartz-kyanite Mineralized Ore Schist lithology that hosts the copper mineralization. At Malundwe, the fresh uranium typically lies within the Mineralized Ore Schist at the hanging and foot wall contacts of the copper orebody, or in the immediate footwall to the copper mineralization.

In fresh rock the uranium is present as uraninite (UO2, also known as pitchblende) and exhibits a range in grain sizes from 10 µm through to five centimetre aggregates disseminated within the silicate gangue minerals.

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W (Looking North)
370600E
370800E
371000E
E
1300RL
1200RL
1100RL
0
100m
Leached overburden
Hangingwall gneiss
Oxide ore
Sulphide ore schist
Footwall gneiss
Epidote schist
Drill hole
MALUNDWE CROSS SECTION 8648350mN

Figure 7-3: **Malundwe Mineralization - Cross Section (Looking North)**

A (Looking West)
8641000N
8642000N
B
1500RL
CHIMIWUNGO SOUTH OPEN PIT
CHIMIWUNGO MAIN OPEN PIT
1000RL
CHIMIWUNGO SOUTH FAULT
0
500m
Leached overburden
Hangingwall gneiss
Oxide ore
Upper ore schist
Middle gneiss
Main ore schist
Lower gneiss
Lower ore schist
Footwall gneiss
Drill hole
CHIMIWUNGO SOUTH AND MAIN CROSS SECTION 377630mE

Figure 7-4: **Chimiwungo Mineralization - Cross Section (Looking West)**

Barrick Gold Corporation

Lumwana Mine

North Western Province, Zambia

Mineralization - Cross Sections

March 2012

Source: Barrick Gold Corp., 2011.

7-8

8643300 mN
8643500 mN
8643700 mN
8643900 mN
EQCHI 240
Chimiwungo Main Open Pit
EQCHI 262
EQCHI 269
EQCHI 263
EQCHI 272
EQCHI 266
EQCHI 273
EQCHI 267
1350 RL
1300 RL
12-24m 12m of 0.6% & 30-42 12m of 1.5% Cu
22-32m 10m of 0.5% Cu
32-40m 8m of 0.8% Cu
14-22m 8m of 0.4% Cu
18-30m 12m of 0.6% Cu
12-22m 10m of 0.8% Cu
38-74 36m of 0.7% Cu inc. 50-74m 24m of 0.9% Cu
34-64m 30m of 0.8% Cu inc. 36-58m 22m of 1.0% Cu
30-70m 40m of 0.6% Cu inc. 30-48m 18m of 0.8% Cu
Chimiwungo North Fault
Fault
Overburden
Hangingwall Gneiss
Oxide Ore Schist Package
Sulphide Ore Schist Package
Footwall Gneiss and Schist
Visible Cu Oxide
Visible Cu Sulphide
0
400m
CHIMIWUNGO NORTH CROSS SECTION 378050mE

Figure 7-5

Barrick Gold Corporation

Lumwana Mine

North Western Province, Zambia

Chimiwungo North Mineralization Cross Section (Looking West)

March 2012

Source: Barrick Gold Corp., 2011.

RPA
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8 DEPOSIT TYPES

The Central African Copperbelt is a world-class metallogenic province which stretches from the Copperbelt Province in Zambia, through the Katangan Province of the Democratic Republic of Congo and into the North-Western Province of Zambia.

The Lumwana Project lies within the North-Western Province of Zambia and contains two major copper deposits, Malundwe and Chimiwungo, which are structurally controlled shear zone hosted deposits considered to be an end member of Central African Copperbelt class of deposits.

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9 EXPLORATION

The history of exploration at Lumwana is a long, but sporadic. Equinox compiled a comprehensive Geographical Information System (GIS) database of the Lumwana region using historical exploration data, recent, airborne and ground geophysics, surface geochemistry, mapping and drill hole information which Barrick has acquired.

Equinox started exploration at Lumwana in 1999 and identified 28 copper ± cobalt and uranium targets within the project area. Of these, the Chimiwungo North and Kanga targets have been converted into Mineral Resources and Chimiwungo East has potential to increase the Chimiwungo deposit as a whole. Exploration targets include Mutoma, Odile and Lubwe as shown in Figure 9-1.

An IP survey was completed in the Chimiwungo South/Mutoma area and drilling was carried out in 2011 to test the potential for shallow mineralization in this area.

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370,000 mE
390,000 mE
N
MWOMBEZHI DOME
Colours and linework show different thrust sheets
8,660,000 mN
Malundwe
Odile
Lubwe
Chimiwunge
8,640,000 mN
Mutuma
LML 49 Boundary
0 2.5 5 7.5 10
Kilometres

Figure 9-1

Barrick Gold Corporation

Lumwana Mine
North Western Province, Zambia
Area Exploration Potential

March 2012

Source: Barrick Gold Corp., 2011.

9-2

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KANGA

The Kanga area is the southern, down plunge extension of the Malundwe deposit. This part of the Malundwe deposit has previously been referred to as the Malundwe South prospect. Sporadic historical drilling along the eastern margin of the Kanga area has intersected modest widths of copper Mineralized Ore Schist; however, this mineralization was not considered significant by past explorers. In 2006, Equinox completed a ground IP geophysical survey which identified a significant, two kilometre long north-south chargeable anomaly approximately 300 m south of the known Malundwe resource at that time. Drilling to test the IP chargeable anomaly at Kanga commenced in September 2006 and has subsequently confirmed the area to be the southern extension of the Malundwe deposit. The Malundwe deposit now has a north-south strike of approximately six kilometres.

CHIMIWUNGO EXPANSION

Following the discovery of the Chimiwungo East ore shoot in early 2010, a major drill program is ongoing at Chimiwungo. The program is focused on defining the limits of the Chimiwungo deposit and closing the drill density in areas that are likely to be developed first.

MUTOMA

Mutoma was originally identified by RST in the 1970s as a copper soil anomaly associated with a sub-crop of limonitic mica schist; despite this, no follow-up work was completed at the prospect until 2009. During 2009, ground spectrometer, soil and rock geochemical sampling and regolith mapping were completed by Equinox which defined two, in-situ coincident Cu-U anomalies located on the south side of the Chimiwungo South Fault. The eastern anomaly, located immediately south of the Chimiwungo South Fault has the highest copper response, peaking at 440 ppm Cu. The western anomaly is located 600 m south of the Chimiwungo South Fault, sandwiched between two approximately north-south trending interpreted faults, considered to represent an up faulted block. The Mutoma prospect lies within the Chimiwungo Thrust Sheet, 2.2 km east of the currently defined Chimiwungo deposit. Barrick plans to test the interpretation that Mutoma represents the eastern expression of the Chimiwungo mineralization in 2012.

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ODILE

During 2009, extensive field work by Equinox occurred at the Odile Prospect. The prospect was identified by the coincidence of ground spectrometer uranium, copper soil geochemical and IP geophysical chargeable anomalies. The host rocks were interpreted to be comparable to the Malundwe and Chimiwungo deposits, although the prospect lies on a different thrust sheet. In November 2010, a diamond rig was moved to the Odile prospect, where seven holes were drilled by Equinox.

LUBWE

The Lubwe deposit is located approximately 13 km north-northeast of Chimiwungo, within the Chimiwungo Thrust Sheet. Lubwe was discovered by RST in the 1960s and was further investigated by Phelps Dodge in the mid-1990s and then Equinox between 2004 and 2009. Equinox’s exploration includes soil and rock sampling, ground spectrometer and IP surveys, mapping activities and diamond and RC drilling.

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10 DRILLING

HISTORY

Drilling within the Malundwe deposit commenced in 1961 and the first hole at Chimiwungo was drilled in 1962. Since that time, five companies have drilled within and immediately surrounding the Malundwe and Chimiwungo deposits predominantly for resource definition, but also to obtain metallurgical, geotechnical and hydrogeological data. Table 10-1 summarizes historical drilling at Lumwana.

TABLE 10-1 HISTORICAL DRILLING SUMMARY

Barrick Gold Corporation – Lumwana Mine

Date	Company	Details

1961 - 1976	RST and related companies (Mwinilunga Mines (1970) Limited and Mindeco Limited)	315 diamond core holes

1982 – 1990	AGIP Zambia Limited - COGEMA Joint Venture	101 diamond holes and 113 tricone holes

1993 – 1999	Phelps Dodge	27 diamond and 14 RC holes

Equinox’s first drilling was in 2000 at Malundwe to obtain material for metallurgical testwork and hydrogeological data. This short programme consisted of two reverse circulation (RC), three diamond and two open hole percussion holes for a combined metreage of 595 m.

The next stage of Equinox’s drilling was completed for the 2003 BFS which was completed in two phases between November 2001 and November 2002. This program was focused on resource definition drilling but included metallurgical, geotechnical and hydrogeological drilling for a total of 638 holes for 65,237 m being drilled.

In 2004, Equinox discovered the Chimiwungo North deposit immediately north of Chimiwungo and completed geotechnical and metallurgical drilling. Total drilling for the year consisted of 84 holes for 7,247 m.

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In 2005, Equinox completed sterilization, metallurgical and geotechnical diamond drilling for a total of 64 holes for 3,980 m within the vicinity of the Malundwe and Chimiwungo deposits.

During 2006, 69 holes for 7,034 m were drilled at Chimiwungo and in the Kanga area of the Malundwe deposit. This included infill drilling in the northwestern portion of Chimiwungo and upgraded Inferred Resources to Indicated Mineral Resources. Drilling in the Kanga area extended the Malundwe deposit.

During 2007, the UFS drilling programme was completed as well as ongoing drilling in the Kanga area. A total of 216 holes for 21,201 m were completed in the Malundwe deposit in 2007.

Through 2008, drilling was continued in the vicinity of the Malundwe deposit defining the limits of the mineralization especially in the Kanga area. A total of 146 holes for 29,131 m were completed.

In 2010, Equinox discovered a second major high grade ore shoot on the eastern side of Chimiwungo and commenced a major resource, geotechnical, hydrogeology and sterilization drill programme in and around the Chimiwungo deposit. During 2010 a total of 244 holes for 43,194 m were drilled.

In 2011, drilling continued at Chimiwungo. A total of 182 holes for 65,858 m were completed. Drilling had been undertaken along the eastern and western sides of Chimiwungo, within the Chimiwungo South area and down plunge of Chimiwungo South. This has confirmed the presence of a second major mineralized shoot in the eastern side of Chimiwungo and greatly increases the extent of the mineralization at Chimiwungo with the deposit still open to the south and east. This drilling has intersected numerous zones of significant copper grade and width as shown in Table 10-2. The intersections are core lengths and do not necessarily represent true thickness.

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TABLE 10-2 SIGNIFICANT DRILL INTERSECTIONS AT CHIMIWUNGO

Barrick Gold Corporation – Lumwana Mine

Hole No.	Type	From (m)	To (m)	Core Length (m)	% Cu
CHI0032	RC	10	16	6	0.26
		24	36	12	0.43
		44	62	18	0.54
		76	90	14	1.39
CHI0041	RC	8	24	16	0.26
		30	44	14	0.21
		50	60	10	1.25
CHI0052	RC	36	58	22	0.52
		66	70	4	1.38
		84	122	38	0.42
CHI0058	DD	563	574.7	11.7	0.52
		584	601	17	0.71
		606	615	9	1.71
CHI0084	DD	225	252	27	0.88
		265	283	18	0.80
		289	314	25	1.78
		319	352	33	0.72
CHI0189	DD	276.2	282.7	6.5	1.56
		293	308.6	15.6	0.85
CHI0192	DD	315	328	13	1.10
		329	368.4	39.4	0.94
		387.1	412	24.9	1.31
CHI0199	DD	193.7	202.9	9.2	0.55
		217.7	243	25.3	1.49
		289	304	15	1.76
		321	331.9	10.9	0.76
CHI0212	DD	494	540	46	1.27
		546	552	6	1.14
CHI0277	RC	190	196	6	1.91
CHI0303	DD	315.1	322	6.9	1.14
		335.8	353	17.2	0.70
CHI0397	RC	26	38	12	0.47
		44	48	4	0.71
		64	80	16	1.13
CHI0440	DD	191	201	10	0.99
		229	240	11	1.26
CHI0458	DD	429.1	453.1	24	0.59
		457.6	524	66.4	1.23
CHI0460	DD	506	567	61	1.11
CHI0461	DD	536	552.1	16.1	0.62
		558	588	30	1.27
		594	606.1	12.1	1.13

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Hole No.	Type	From (m)	To (m)	Core Length (m)	% Cu
CHI0462	DD	590	596.3	6.3	0.16
		605.2	621.9	16.7	1.54
CHI0667	DD	335.6	346	10.4	0.48
		382	406	24	1.17
		411	422	11	0.66
		438	444.5	6.5	1.40
CHI0682	DD	441.8	447.2	5.4	0.68
		458	493	35	0.98
		516	524	8	1.26
CHI0710	DD	489	499	10	1.22
		517	530	13	0.44
CHI0722	DD	211	220	9	0.99
		232	251	19	1.14
CHI0823	DD	115	126	11	1.59
CHI0844	DD	159	167	8	1.07
		185	188	3	0.74
		204	206	2	0.85
CHI0845	DD	173	177	4	1.82
		199	201	2	0.98
CHI0847	DD	169	186	17	1.24
CHI0848	DD	175	178	3	1.79
CHI0851	DD	180	187	7	1.31
CHI0855	DD	256	265	9	2.05
CHI0861	DD	276	281	5	1.37
CHI0863	DD	296	302	6	1.47
		309	312	3	1.09
CHI0864	DD	225	245	20	1.62
CHI0866	DD	252	261	9	1.41
CHI0871	DD	238	243	5	1.41
CHI0883	DD	148	1.61	13	1.41
CHI0885	DD	280	284	4	2.47
CHI0887	DD	74	80	6	1.44
		88	91	3	1.29
CHI0907	DD	275	291	16	2.25

Drilling at Malundwe in 2011 totalled 10 diamond drill holes (1,308 m) and 83 RC holes (8,382 m). This drilling was near the current mine operations and returned excellent results. Selected intersections are listed in Table 10-3.

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TABLE 10-3 SIGNIFICANT DRILL INTERSECTIONS AT MALUNDWE

Barrick Gold Corporation – Lumwana Mine

Hole No.	Type	From (m)	To (m)	Core Length (m)	% Cu
MLW0001	RC	55	62	7	1.29
MLW0003	RC	55	65	10	1.68
MLW0004	RC	88	94	6	1.74
MLW0005	RC	103	109	5	1.09
MLW0034	RC	95	102	7	1.93
MLW0122	RC	105	112	7	1.64
MLW0124	RC	102	111	9	2.18
MLW0125	RC	114	124	10	1.61
MLW0127	RC	110	118	8	1.93
MLW0129	RC	104	119	15	1.09
MLW0130	RC	119	125	6	2.02
MLW0131	RC	102	115	13	1.58
MLW0132	RC	98	113	15	1.69
MLW0133	RC	105	116	11	1.38
MLW0134	RC	99	108	9	1.04
MLW0136	RC	103	109	6	1.22
MLW0189	RC	61	69	8	1.06
MLW0331	RC	68	75	7	1.46
MLW0379	RC	96	110	14	1.13
MLW0380	RC	94	108	14	1.80
MLW0381	RC	94	109	15	1.49
MLW0387	RC	103	116	13	2.08
MLW0437	RC	109	122	13	1.52
MLW0438	RC	107	120	13	1.89
MLW0439	RC	109	122	13	1.98
MLW0440	RC	111	122	11	2.02
MLW0449	RC	115	133	18	1.28
MLW0452	RC	117	129	12	1.28
MLW0496	RC	6	27	21	1.36
MLW0530	RC	45	50	5	1.54
MLW0548	RC	69	81	12	1.34
MLW0554	RC	50	59	9	1.55
MLW0587	RC	116	127	11	1.81
MLW0588	RC	26	31	5	1.25
MLW0590	RC	107	122	15	1.65
MLW0591	RC	123	138	15	1.22
MLW0595	RC	105	120	15	1.36
MLW0597	RC	100	105	5	1.37
MLW0598	RC	103	113	10	1.45
MLW0600	RC	94	111	17	1.08
MLW0604	RC	88	94	6	1.76
MLW0605	RC	105	112	7	1.26

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Two diamond drill holes (849 m) and two RC holes (93 m) were drilled at Mutoma in 2011. Each diamond drill hole returned several anomalous intersections of copper with hole MUTA0001 containing the most significant mineralization grading 1.25% Cu over 10 m from 296 m to 306 m.

Previous drilling at Odile (ODL011) intersected eight metres at 1.02% copper within a chalcopyrite and bornite Mineralized Ore Schist rock type, as well as uraninite associated with a quartz vein. Follow up drilling of the Odile mineralization consisted of 1,230 m in 11 drill holes using an RC drill rig. Although mineralized, none of the new holes returned significant copper intersections.

A previous total of 83 wide spaced RC drill holes and 13 new diamond drill holes (2,637 m) in 2011 have been completed to date by Barrick at Lubwe testing a large coincident copper soil and IP chargeability anomaly. The Barrick geological model considers the Lubwe mineralization to comprise a fault-segmented suite of north-plunging mineralized shoots. The drilling data has been used for an exploration model of the potential tonnes and grade that may be hosted within the deposit. This estimate indicated a tonnes and grade range of the order of 150 Mt to 200 Mt at a grade of between 0.5% Cu and 0.6% Cu. The most significant mineralization intersected in 2011 is listed in Table 10-4.

TABLE 10-4 SIGNIFICANT DRILL INTERSECTIONS AT LUBWE

Barrick Gold Corporation – Lumwana Mine

Hole No.	Type	From (m)	To (m)	Core Length (m)	% Cu
LUB0042	DD	22	33	11	0.52
LUB0047	DD	58	69	11	0.84
LUB0050	DD	180	191	11	0.73
LUB0094	DD	208	219	11	0.55
	DD	224	229	5	0.73
LUB220	DD	355	370	15	0.67

Types of drilling activities are summarized in Table 10-5.

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TABLE 10-5 DRILLING SUMMARY

Barrick Gold Corporation – Lumwana Mine

Date	No. Diamond Drill Holes	No. RC Drill Holes	No. Percussion Drill Holes
2000	4	2	2
2001-2002	144	474	20
2004	25	46	—
2005	16	48	—
2006	38	31	—
2007	12	203	1
2008	18	128	7
2010	86	150	—
2011	185	118	—
Total	528	1,200	30

A drill hole location plan for Chimiwungo is presented in Figure 10-1.

Barrick plans to expand the drill program at Lumwana in 2012. A total of over 550,000 m in 1,236 drill holes are planned including sterilization drilling, and testing of oxide and transition mineralization. The cost of this extensive drill program is budgeted at approximately $72 million.

The majority of the resource is supported by diamond drilling information. Diamond drilling represents approximately 30% of all resource drill holes drilled and over half of all metres drilled. RC drill-sampled information, where present, is generally well intermixed with diamond drilling data. Hole diameters vary, generally from 114 mm to 165 mm for RC with NQ, HQ and PQ sizes being used for diamond drill holes.

Collars of all drill holes used for the resource estimation were surveyed by professional surveyor either contractor surveyors based out of South African or from 2007, LMC’s in-house mine surveyors. For all pre-Equinox and Equinox holes drilled to end of 2002, Global Geomatics was used; for holes drilled between 2003 and 2006 Aermap was used. All surveyors used Zone 35 S UTM (Arc 1950 datum) co-ordinates using a combination of differential GPS (dGPS) and/or total station methods. Minor elevation adjustments were required for a small number of drill holes, with the process completed by transforming the collar RL onto a detailed topographic DTM surface generated as part of the 2003 BFS.

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RPA
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374,000 E
375,000 E
376,000 E
377,000 E
378,000 E
379,000 E
380,000 E
381,000 E
382,000 E
383,000 E
8,645,000 N
8,644,000 N
8,643,000 N
8,642,000 N
8,641,000 N
8,640,000 N
8,639,000 N
8,638,000 N
N
LUBWE
ODILE
MUTOMA
Legend:
Collars 2011
Collars Pre 2011
Lumwana Streams
Lumwana Streams
5m Contours Fugro
5m Contours Fugro
Conveyor Belt 110125
From 301-119am_ChimiProject_110125.dxf
Chimiwungo Pit
Chimiwungo Pit
Waste Dumps
Manyama Waste Dumps
Surface Rights 061107
Surface Rights 061107
0 500 1000 1500 2000
Metres
March 2012

Source: Barrick Gold Corp., 2011.

Figure 10-1

Barrick Gold Corporation

Lumwana Mine
North Western Province, Zambia

Chimiwungo Drill Hole Collar Locations

10-8

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Most resource diamond and RC drill holes were down-hole surveyed for direction by Reflex (digital), Sperry or Eastman single shot cameras or the Tropari method. For resource estimation holes have the following data:

•	Accurate dGPS or total station survey of the collar;

•	Geological logging data;

•	Laboratory assays for the copper and uranium resource estimate and laboratory uranium assays; and

•	If a hole was deeper than 150 m, then acceptable quality downhole survey data at nominal 50 m intervals.

SAMPLING METHODS

Diamond drill hole assays are derived predominantly in the vicinity of the copper ore zones and based on diamond saw cut one third (RST sampling) or half core sampling (Phelps Dodge and Equinox/Barrick sampling). The majority of RST drill holes were only assayed for copper. AGIP-COGEMA diamond holes and Equinox’s and Phelps Dodge holes were assayed for copper, cobalt, gold and uranium. Equinox RC samples are Jones riffle split under geologist supervision normally at the drill rig while the hole was in progress. Sample intervals are accurately measured for diamond drill core. RC sample intervals were based on one or two metre samples collected in plastic bags by the drilling contractor, monitored by a geologist. For most of the RC drilling, if more than three consecutive metres of wet samples were encountered within or immediately above a Mineralized Ore Schist (mineralized zone), then the RC drilling was terminated and converted to an HQ or NQ core hole. This is an infrequent event.

Diamond drill core recovery is measured regularly with good recoveries normally being returned averaging in excess of 90%. The lowest recoveries were recorded within the non-mineralized overburden sequence. RC drilling recoveries were not measured directly because of the drilling method; however, all RC one metre bulk samples are weighed to provide semi qualitative estimate of recovery, which indicated recoveries were acceptable

It is RPA’s opinion that the drilling sample results selected for resource estimation are adequate for the purpose.

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11 SAMPLE PREPARATION, ANALYSES AND SECURITY

SAMPLE PREPARATION

Equinox collected Jones riffle split RC samples and diamond saw cut measured sample intervals for diamond drill core.

Between 2000 and 2005, independent laboratory Alfred H Knight Laboratories in Kalulushi, Zambia prepared all Equinox drill samples (RC and diamond core samples). During 2006 ALS Chemex (ALS), Johannesburg, South Africa laboratory prepared the drill samples (RC and diamond core samples). In 2007, all samples were prepared by Alfred H Knight Laboratories in Kitwe, Zambia.

Post-2007, all samples were prepared at the Lumwana Exploration Camp facility. The Lumwana Exploration sample preparation facility was regularly audited by an independent consultant chemist and was deemed to be fit for purpose.

All sample preparation facilities crushed and pulverized the drill samples to industry standards.

ANALYSIS

Equinox samples, once prepared and consisting of 150 g to 200 g of pulverized material (nominally 90% passing - 75µm), was sent airfreight to ALS Chemex in Perth, Australia for analysis. All samples were assayed by inductively coupled plasma atomic emission spectroscopy for copper, cobalt, uranium, nickel, sulphur and iron with fire assay atomic absorption spectrophotometry being used to assays of gold for any sample greater than 2,000 ppm Cu.

ALS Chemex Perth was the principal assay laboratory used by Equinox and is certified by NATA Certification Services International to the international standard ISO 9001 Quality Management Systems (NATA accreditation certificate No. 6112). The check assay laboratories Genalysis is certified by NATA Certification Services International to the international standard ISO/IEC 17025 (1999) (NATA accreditation certificate number is 3244).

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QA/QC

Appropriate quality assurance and quality control procedures (QA/QC) have been adhered to throughout all Equinox resource drill programs by adopting certified standards, blanks, check samples and field duplicates. The protocols for the Equinox QA/QC were as follows:

•	Duplicate samples submitted with a frequency of one per 20 drill samples.

•

Certified standard reference samples (made from the projects mineralization) inserted at a frequency one per 50 drill samples up until 2005, after which the insertion ratio was increased to one in twenty.

•	Blanks of a barren basalt collected from within the Lumwana mining licence inserted at a one in twenty ratio from 2006 onwards.

•	Five percent (5%) of drill samples were selected for check analysed by a secondary laboratory.

The Equinox check samples and field duplicate data were analysed to provide a measure of error as bias and precision. Analyses were carried out for copper, cobalt, gold, nickel, iron, uranium and sulphur. The standard reference sample data was assessed to monitor the performance of the laboratory over time by comparing the values from the reference samples submitted to the laboratory at regular intervals to the certified standard reference sample data. External check assays were conducted by Genalysis Laboratory Services Pty Ltd, based in Perth, Western Australia, Australia.

Independent consultants Golder and SRK reviewed the Equinox sampling and assay protocols and the assay results from ALS (original laboratory) and Genalysis (check laboratories) in with the results showing no significant systematic difference between the laboratories and acceptable levels of precision. The levels of precision and bias for ALS Cu %, which is the data field used for estimating copper for resource estimates, resulted in a high degree of confidence in the resource estimate for copper.

Barrick’s QA/QC protocols and programs are carried out using the same methodologies as Equinox and in many cases, using the same geological staff. A dedicated database

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manager is responsible for monitoring QA/QC results. A Table of Failures is used to determine actions when substandard results are returned. If serious problems exist, the entire batch of samples is re-assayed.

In RPA’s opinion, the QA/QC results from Lumwana are acceptable and have shown that sample preparation carried out by Barrick, Equinox, and others plus assaying completed by the commercial laboratories are suitable for resource estimate purposes. RPA is also of the opinion that sample security is adequate and meets industry standards.

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12 DATA VERIFICATION

In the past, Equinox has completed routine sieving of the pulverized material on batches of drill samples to determine if the nominal 90% passing -75 µm standards were being achieved. This data shows that on average the above standard was regularly achieved.

Studies have been completed to compare the assay results from RC and diamond drill methods and also assay results from pre Equinox and Equinox drilling. The study comparing RC versus diamond involved drilling twelve holes (six each at Malundwe and Chimiwungo) within five metres of the existing core hole at the same dip and azimuth as the original hole. Analysis of the various elements reflected natural variability and no consistent bias between the drill methods. Some slight differences were noted for both gold and uranium but at very low grades. Typically, the RC drilling produced slightly wider and lower grade intersections compared with the diamond drilling.

A study comparing pre-Equinox (RST and Phelps Dodge) and Equinox drill assays involved 53 drill holes (19 Equinox (11 core and 8 RC holes), 16 Phelps Dodge (all core), and 18 R ST (all core) in 12 areas across the two deposits. This study identified no bias at Malundwe and minor low bias at Chimiwungo for the Equinox assays compared to the pre Equinox data for the Mineralized Ore Schist units. As a result the inclusion of the historic data is considered acceptable and fit for purpose.

Golder and Equinox have examined the sampling procedures on site and validated the sampling precision and assaying precision and accuracy. The available Lumwana data was considered by Golder as being of good standard for the purpose of resource estimation.

Hatch Associates Limited (Hatch) was commissioned in 2005 by Standard Bank of London to conduct a detailed audit of the Lumwana Project as part of the financing of the project. A component of the audit was a rigorous review of the data used for the resource and reserve estimates including drilling, surveying, sampling, assaying methods and the actual data. Hatch confirmed the data was of acceptable quality for the purpose.

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RPA have also undertaken checks of database information, and visually reviewed cross-sectional plots of drilling information.

As well, the Lumwana resource database is regularly validated by mine staff using mining software validation routines and by regularly checking the drill hole data on-screen visually.

Based on past evaluations and our current review, it is RPA’s opinion that the data are acceptable for the purposes of overall resource and reserve estimation and economic assessments.

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13 MINERAL PROCESSING AND METALLURGICAL TESTING

INTRODUCTION

Studies to evaluate the mineralogical characteristics and metallurgical behaviour of ore for the Lumwana Project were carried out in eight stages, as summarized in Table 13-1.

TABLE 13-1 PROJECT STUDIES

Barrick Gold Corporation – Lumwana Mine

Date	Company	Study
1990	Mining Italiana S.p.A.	Pre-feasibility Study - options for producing uranium and copper
2000	Bateman Engineering	Pre-feasibility Study - production of copper-cobalt concentrate
2001	Ausenco Ltd	Lumwana Copper Project Copper Metal Production Options
2002	Aker Kvaerner	Process Options Study - roast leach electrowinning selected
2003	Aker Kvaerner	Bankable Feasibility Study
2004	GRD Minproc	Capital and Operating Cost Update
2005	GRD Minproc	FEED - characterization of ore hardness
2008	Ausenco	Uranium Feasibility Study

Testwork relevant to the current operation was carried out in 2003, 2004, and 2005 by AMMTEC Ltd., Perth, Western Australia (AMMTEC).

Four composite samples were used to conduct the metallurgical testwork to support the 2003 BFS, one composite sample was used for the 2004 testing program and 150 samples used to determine ore hardness characteristics for the 2005 FEED program. A description of the samples used to conduct the testwork is listed in Table 13-2.

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TABLE 13-2 METALLURGICAL TEST SAMPLES

Barrick Gold Corporation – Lumwana Mine

Program	Name	Description
2003 BFS	CM1	Chimiwungo ore body
	CM4	Chimiwungo high cobalt
	MM2	Malundwe ore body
	MM3	Malundwe high uranium sample
2004 BFS	OC	overall composite
2005 FEED	Chimiwungo – 100 samples Malundwe – 50 samples	representing first 11 years of operation

The samples were selected to be representative of the Chimiwungo and Malundwe open pit mines.

The metallurgical testwork for the Lumwana copper project was carried out primarily by AMMTEC in four studies:

•	April 2002 to May 2003 - 2003 BFS testwork;

•	December 2004 to February 2005 - 2004 Flotation testwork;

•	March 2005 to July 2005 - 2005 FEED testwork; and

•	August to November 2010.

Various analyses and techniques were contracted to outside laboratories, as required. The various phases of the testwork program were developed and directed by Aker Kvaerner, Equinox, and GRD Minproc. Details of the testing results are provided in the previous technical report (Equinox Minerals, 2011).

COPPER RECOVERY

Lumwana estimates copper recovery by using a constant tailings grade of 0.049% Cu for high grade sulphur (HGS) and partially oxidized low uranium (HGS) ores and 0.03% Cu for high grade class D (HGD) ore. For 2011, the actual copper recovery was 91.15% compared to a budget of 88.28%. RPA agrees that this estimate meets industry standards.

High concentrations of uranium in the copper concentrate have impacted the ability to sell the concentrate since the smelters will not accept concentrate that contains uranium in excel of their limits. The limits for the three smelters that are contracted to process

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Lumwana concentrate range from 136 ppm U to 250 ppm U. The average uranium concentration in the copper concentrate for 2011 was 236 ppm; it ranged from a monthly average low of 84 ppm U in August to a monthly average high of 508 ppm U in February.

Personnel at Lumwana have observed several factors that appear to contribute to the elevated levels of uranium in the copper concentrate. Lumwana continues to make progress in understanding the source of the uranium in the copper concentrate and to implement mining practices that will allow blending of ore types in order to mitigate the problems.

RPA noted that the “Assays” tab and the “Daily Report” tab of the daily production report only provide assays for total copper. Uranium is only reported for the feed and the copper concentrate on the “LMCDaily” tab of the workbook. RPA understands that Barrick has recently conducted a plant survey incorporating extensive sampling to better understand uranium deportment in the processing circuits. RPA recommends that Barrick continue to conduct studies to understand this issue and then review the uranium monitoring strategy.

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14 MINERAL RESOURCE ESTIMATE

INTRODUCTION

The Lumwana Mineral Resource estimate of EOY2011 is reviewed in this report. The resources were estimated by Golder under supervision from Barrick. RPA recommends that on-site expertise be developed to estimate Mineral Resources since operating staff are most familiar with the deposits and resource inputs.

Table 14-1 contains the Lumwana Mineral Resources exclusive of Mineral Reserves as of December 31, 2011. These Mineral Resources could not be converted to Mineral Reserves due to operational constraints or economics (i.e., Measured and Indicated Mineral Resources) or an insufficient level of confidence (i.e., Inferred Mineral Resources).

TABLE 14-1 SUMMARY OF COPPER MINERAL RESOURCES –

DECEMBER 31, 2011

Barrick Gold Corporation – Lumwana Mine

Category	Tonnage (Mt)	Grade (% Cu)	Contained Metal (Mlb Cu)
Sulphide
Measured	4.25	0.71	66.7
Indicated	142.9	0.63	1,969.9

Sub-Total	147.1	0.63	2,036.6

Inferred	801	0.6	10,660

Oxide
Measured	0.01	0.40	0.11
Indicated	4.75	0.43	44.7

Sub-Total	4.76	0.43	44.8

Inferred	0

Total Measured + Indicated	151.9	0.62	2,081.4
Total Inferred	801	0.6	10,660

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Sulphide Mineral Resources are estimated at a cut-off grade of 0.16% Cu and transition/oxide Mineral Resources are estimated at a cut-off grade of 0.29% Cu.
3.	Mineral Resources are estimated using a long-term copper price of US$3.25 per pound, mining costs of $3.44/tonne, processing cost of $4.00/tonne, G&A cost at $0.20/lb, and recoveries of 65% for oxide ores and 91% for sulphide ores.
4.	A minimum thickness of 2.0 m was used in the wireframe models.

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5.	Mineral Resources are exclusive of Mineral Reserves.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7.	Numbers may not add due to rounding.

It is understood that the EOY2011 copper Mineral Resources are based on the same block models as the EOY2010 Mineral Resources but have been adjusted for higher metal prices, lower cut-off grades, and mine production.

In RPA’s opinion, the EOY2011 copper Mineral Resource estimates are competently completed to industry standards using reasonable and appropriate parameters and are acceptable for reserve work. The resource estimates conform to NI 43-101.

ASSUMPTIONS

The Mineral Resource estimates for copper as completed by Golder are based on a number of factors and assumptions:

•

The survey control and downhole surveying data are considered adequate for the purposes of this study. Geology has been interpreted and modelled in three-dimensions to define geological zones that have been used to flag the composited sample data for statistical and geostatistical analysis.

•	Using parameters derived from modelled variograms, Ordinary Kriging has been used to estimate average block grades in the geology zones.

•	Density values have been assigned globally by weathering zone.

•

A 0.16% Cu (sulphide) and 0.29% Cu (oxide) cut-off grade has been selected for reporting the copper Mineral Resource. The 0.16% cut-off is a natural geological cut-off, predominantly sharp at the resolution of the two metre composites used in the Mineral Resource Estimate, and visually recognizable based on geological mineralization characteristics.

GEOLOGICAL DATABASE

Samples derived from Equinox drilling at Lumwana have been analysed for copper, cobalt, gold, uranium, sulphur and iron with some samples being assayed for other elements such as silver and nickel. For geological resource modelling, only valid drill holes of acceptable survey and sample quality are used and termed as resource holes and consist of diamond, RC, and pre-collared RC diamond drill holes.

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RPA received header, survey, assay, lithology, and solids for the Malundwe and Chimiwungo mineralized zones from Lumwana. The resource database audited by RPA has 877 drill holes totalling 128,000 m for Chimiwungo and 1,216 drill holes totalling 129,064 m for Malundwe. RPA flagged holes intersecting the Malundwe resource wireframes and referenced 1,087 drill holes totalling 121,276 m. As well, RPA flagged holes intersecting the Chimiwungo resource wireframes and referenced 700 drill holes totalling 114,794 m. The Chimiwungo database contains 38,804 assay records for copper, cobalt, gold, and uranium totalling 57,540 m of assays for an average interval length of 1.48 m. The Malundwe database contains 25,672 assay records for copper, iron sulphur and uranium totalling 32,251 m of assays at an average interval length of 1.41 m.

RPA completed a variety of validation queries and routines in Vulcan to identify any remaining data entry errors. The following is a list of some of the checks performed on the resource model by RPA:

•	Checked collar locations for zero/extreme values.

•	Checked assays in database for missing intervals, long intervals, extreme high values, blank/zero values, reasonable minimum/maximum values.

•	Ran validity report to check for out of range values, missing interval, overlapping intervals, etc.

•	Checked for overlapping wireframes to determine possible double counting.

•	Checked mineralization/wireframe extensions beyond last holes to see if they are reasonable and consistent.

•	Compared basic statistics of assays within wireframes with basic statistics of composites within wireframes for both uncut and cut values.

•	Checked for capping of extreme values and effect of Coefficient of Variance (CV).

•	Checked for reasonable compositing intervals.

•	Checked that composite intervals start and stop at wireframe boundaries.

•	Checked that assigned composite rock type coding is consistent with intersected wireframe coding.

•	Checked search volume radii and orientations against available variography.

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•	Checked interpolation parameters against available variography.

•	Visually checked block resource classification coding for isolated blocks.

•	Compared block statistics (zero grade cut-off) with assay/composite basic statistics.

•	Visually compared block grades to drill hole composite values on sections and/or plans.

•	Visually checked for grade banding, smearing of high grades, plumes of high grades, etc., on sections and/or plans.

The database was found to be acceptable and no significant problems were noted.

GEOLOGICAL INTERPRETATION AND MODELLING

Geological interpretation and three dimensional modelling were used by Barrick to define spatial zones that were then used to flag the composited sample data for statistical and geostatistical analysis. These interpreted geological boundaries for the Chimiwungo and Malundwe deposits are based on drill hole data. RPA imported the mineralized models and reviewed them with respect to drilling. RPA notes that the mineral domain envelopes appear generally reasonable although some envelopes extend up to 0ne kilometre from the nearest drill hole. While these areas are excluded when the resource pit is applied, RPA recommends the domains are not extended beyond variogram ranges.

All resource drill holes were logged for lithology. The logs summarized the mineralogical (main gangue and sulphide minerals), textural, lithological, and weathering characteristics for each sampled interval. To simplify and group lithologies into functional categories an additional set of codes were used to define the major rock unit domains. These codes established broad divisions of the geological profile (leached overburden, hanging wall lithologies, mineralized zone, internal barren gneisses and footwall lithologies). Within the mineralized zone, gneissic units were predominantly barren with respect to copper, gold, cobalt and uranium grades.

In addition, weathering codes, supplemented by Cu:S ratios calculated from the chemical assays, were used to define three weathering material type domains, oxide, transition and fresh. These domains were created to allow material classification of the

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waste and mineralization based on their expected physical behaviour during mining (i.e. free dig versus drill and blast) and for the mineralized material, their likely metallurgical behaviour if processed in the Lumwana processing plant.

Geological block models for the Chimiwungo and Malundwe deposits were constructed using Vulcan software. The models were oriented along the project grid with a parent block size of 25 m east-west (X), 25 m north-south (Y) and 4 m vertically (Z) and the smallest sub-block size was 5 m (X) by 5 m (Y) by 2 m (Z). The sub-blocking approach allowed generation of a model that fit the horizontal and moderately dipping geological contacts and weathering horizons, necessary for a bulk mining open cut operation.

Figure 14-1 provides an isometric view of the Lumwana block models.

BULK DENSITY

Bulk density values were assigned to the blocks based on the weathering zone in which the block was located, see Table 14-2. These values are unchanged from the 2003 BFS model which sourced 5,013 data records.

TABLE 14-2 DENSITY VALUES

Barrick Gold Corporation – Lumwana Mine

Rock Type	Density (t/m3)
Oxide	2.0
Transition	2.6
Fresh	2.8

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RPA
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Malundwe Deposit
Chimiwungo Deposit

Figure 14-1

Barrick Gold Corporation

Lumwana Mine
North Western Province, Zambia

Isometric View of Block Models

March 2012

14-6

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STATISTICAL ANALYSIS

In order to understand and establish metal grade characteristics in the deposits, exploratory data analysis was conducted. Data within the main lithological domains were analyzed.

Drill hole data were composited to two metre downhole lengths, honouring the geological contacts. Statistical data analysis was conducted by geological domain. For Malundwe, the main domain of interest was the mineralized zone defined between the modelled hangingwall and footwall surfaces. For Chimiwungo, the analysis compared the grade distributions in the interlayered Mineralized Ore Schists and barren gneisses.

The most recent statistics for two-metre composited assay data calculated by Golder for copper at Chimiwungo Main are listed in Table 14-3.

TABLE 14-3 CHIMIWUNGO MAIN TWO-METRE COMPOSITED ASSAY

STATISTICS

Barrick Gold Corporation – Lumwana Mine

Geo Unit	No. Obs.	Min	Max	Mean	Variance	Std. Dev.
Overburden	317	0.00	0.40	0.05	0.00	0.04
Hangingwall	852	0.00	1.87	0.07	0.02	0.15
Upper Ore Schist	1,992	0.00	2.64	0.34	0.14	0.38
Gneiss	2,090	0.00	1.81	0.06	0.01	0.10
Ore Schist	3,699	0.00	4.65	0.43	0.22	0.47
Lower Ore Schist	1,483	0.00	3.51	0.65	0.40	0.63

Since compositing tends to “smooth” the statistics, RPA completed an analysis of the raw copper assay data as a check of the Golder statistics. The RPA statistics are listed in Table 14-4.

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TABLE 14-4 RPA ASSAY STATISTICS FOR CHIMIWUNGO MAIN

Barrick Gold Corporation – Lumwana Mine

Geo Unit	No. Obs.	Min	Max	Mean	Variance	Std. Dev.
Overburden	289	0.003	1.47	0.052	0.008	0.089
Hangingwall	1,156	0.000	3.27	0.076	0.043	0.207
Upper Ore Schist	2,967	0.000	10.35	1.248	0.275	0.524
Gneiss	2,666	0.000	8.47	0.063	0.044	0.209
Ore Schist	5,844	0.000	10.89	0.472	0.324	0.570
Lower Ore Schist	2,161	0.000	0.473	0.730	0.537	0.733

RPA notes that statistical analysis is normally completed on raw assays. As most of the mineralization was sampled at two metres, this length was considered appropriate for compositing and analysis.

GRADE CAPPING

RPA examined the copper assay database for the presence of local high grade outliers which could potentially affect the accuracy of the resource estimate. Once these outliers were identified, criteria used to determine capping grades include the cumulative distribution function, the uncapped CV, and the percentage of metal loss at various caps. Capping grade is primarily determined by a sudden deviation of the cumulative distribution curve. In RPA’s opinion, capping would not make a significant difference for copper assays.

The Barrick model did not rely on capping to limit the influence of high outlier values but used spatial restriction during interpolation. RPA concurs with this strategy.

VARIOGRAPHY

A variography study was undertaken to model spatial continuity in the domains in the Chimiwungo and Malundwe deposits. The best defined variograms are in the Malundwe deposit where the drill pattern is more regular and more closely spaced allowing the variography to be carried out as one global domain along the entire strike length of the deposit. The southwestern portion of Chimiwungo (within the 2003 BFS Chimiwungo South Pit) contains the closest drill hole spacing and has one area of detailed, close spaced drilling. This has resulted in a variogram structure being more clearly defined in

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this area compared to the rest of Chimiwungo. Three areas of close-spaced drilling using a 12.5 m to 50 m pattern improved short scale structure inference in Chimiwungo and Malundwe.

At Chimiwungo Main, the variograms of Ore Schist (domain 30, 50 and 70) revealed an orientation of 10o, with a range of 150 m to 220 m for the major axis. Ore schist Cu grade variogram maps indicated generally anisotropic continuity, with a clear continuity preference north-south. Grade variograms for gold, cobalt and uranium were modelled in the same orientation as copper grades.

For Chimiwungo South, the variogram of copper in Ore Schist indicated 120o to 160o orientations, modelled with a range of 160 m to 220 m for the major axis. A similar orientation was modelled for gold, cobalt and uranium.

Ore Schist at Malundwe indicated an orientation of 15o, with a range of 180 m to 240 m for the major axis for all variables, with ranges up to 400 m modelled. The hangingwall and footwall domains indicated orientations of 30o and 10o respectively.

CUT-OFF GRADE

Mineral Resources are reported at a break-even cut-off grade (COG) of 0.16% Cu. There was no distinction made between the Malundwe and Chimiwungo deposits in the COG estimation. The key assumptions used for the COG were based on an average mining cost at $3.44/tonne, processing cost at $4.00/tonne, G&A cost at $0.20/lb copper, and copper recoveries varying between 65% and 91% depending on ore type, plus a copper price of $3.25/lb.

GRADE INTERPOLATION AND VALIDATION

Ordinary Block Kriging has been used for grade interpolation for resource estimation of copper, cobalt and gold. Estimation parameters were derived from the variography study. Unfolding techniques have been applied during the grade estimation to compensate for the curvi-linear continuity.

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The kriging plan parameters used for grade interpolation of copper, cobalt and gold for Chimiwungo and Malundwe were identical and are summarized in Table 14-5.

TABLE 14-5 KRIGING PLAN PARAMETERS

Barrick Gold Corporation – Lumwana Mine

Search Strategy/Samples Used				Search Distances (m)
Kriging Pass	Search Type	Min Samples	Max Samples	Major Axis	Semi-Major Axis	Minor Axis
1	Octant	6	40	170	250	4
2	Octant	2	40	340	500	4

A maximum of five samples per octant was used which equates to a maximum of 40 samples per estimate. The minimum of six samples on the first estimation pass equates to a minimum of two drill holes per estimate. The second pass used a larger search radius to estimate remaining blocks not kriged in the first pass.

The resource block models were validated visually in detail to examine the results of estimation of the various geological zones. The models were also checked using swath plots comparing average composite grades versus average block grades. RPA examined the swath plot results and found them acceptable. As well, composite statistics were compared to block grade statistics.

RPA completed ID2 estimates for portions of the Lumwana block model. The results are compared with the Barrick estimates in Table 14-6. It is RPA’s opinion that the estimates show acceptable agreement considering the different methodologies used.

TABLE 14-6 BLOCK MODEL COMPARISON

Barrick Gold Corporation – Lumwana Mine

Deposit	Estimation Method	Tonnes (Mt)	Grade (% Cu)	Contained Metal (Mt Cu)
Malundwe	OK	33.4	1.00	0.33
	ID2	33.4	1.15	0.38

MINERAL RESOURCE CLASSIFICATION

The Chimiwungo and Malundwe deposits have been classified in compliance with the JORC Code and reconciled to CIM definitions as prescribed by NI 43-101. Classification of the Mineral Resources has been completed based principally on data density, quality, and geological confidence criteria.

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The initial process used for copper, gold, and cobalt classification for Chimiwungo and Malundwe were as follows:

•	All blocks were initially classified as Inferred.

•	If the average weighted sample distance was less than 150 m for all domains except overburden material, then the classification was set to Indicated.

•	The resources were classified as Measured if the average weighted sample distance was less than 75 m and the number of drill holes used in the estimation was greater than 4.

•	If the number of drill holes used for the estimation was less than 2, then the resource was set to Inferred.

An upgrade of the classification was undertaken in areas of dense drilling using wireframe solids representing the Measured category, for all domains except Chimiwungo Main and overburden at Malundwe.

The Inferred, Indicated, and Measured categorizations were then examined in section and plan. Wireframe solids were used to remove isolated blocks classified as Measured or Indicated for the purpose of obtaining continuity across the deposit and to define geological confidence.

Figures 14-2 and 14-3 illustrate the distribution of grade and resources classification at the Malundwe and Chimiwungo deposits.

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RPA
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1300 L
1200 L
1100 L
0 50 100 150 200
Metres
370500 E
370600 E
370700 E
370800 E
370900 E
371000 E
371100 E
371200 E
371300 E
371400 E
371500 E
Resource Classification:
Measured
Indicated
Inferred

1300 L
1200 L
1100 L
0 50 100 150 200
Metres
370600 E
370700 E
370800 E
370900 E
371000 E
371100 E
371200 E
371300 E
371400 E
371500 E
Cu Grade (g/t):
0.001 <= <0.160
0.160 <= <0.290
0.290 <= <1.000
1.000 <= <999.000

Figure 14-2

Barrick Gold Corporation

Lumwana Mine

North Western Province, Zambia

Cross Section - Malundwe Deposit
Resource Classification and Copper Grade

March 2012

14-12

RPA
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1750 L
1500 L
1250 L
1000 L
750 L
500 L
377000 E
377250 E
377500 E
377750 E
378000 E
378250 E
378500 E
378750 E
0
125
250
375
500
Metres
Resource Classification:
Measured
Indicated
Inferred

1750 L
1500 L
1250 L
1000 L
750 L
500 L
377000 E
377250 E
377500 E
377750 E
378000 E
378250 E
378500 E
378750 E
0
125
250
375
500
Metres

Cu Grade (g/t):
0.001 <= <0.160
0.160 <= <0.290
0.290 <= <1.000
1.000 <= <999.000

Figure 14-3

Barrick Gold Corporation

Lumwana Mine

North Western Province, Zambia

Cross Section - Chimiwungo Deposit

Resource Classification and Copper Grade

March 2012

14-13

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MINERAL RESOURCE SUMMARY

The Mineral Resources are in addition to the Mineral Reserves and could not be converted to Mineral Reserves due to operational constraints (e.g. Measured and Indicated Mineral Resources) or an insufficient level of confidence (e.g. Inferred Mineral Resources). The Mineral Resources are constrained by a basic pit shell based on $3.25/lb copper. The Measured, Indicated, and Inferred resources are included in the pit shell.

The Mineral Resources at Lumwana are listed in Table 14-7.

TABLE 14-7 COPPER MINERAL RESOURCES – DECEMBER 31, 2011
Barrick Gold Corporation – Lumwana Mine

	Category	Tonnage (Mt)	Grade (% Cu)	Contained Metal (Mlb Cu)
Sulphide
Measured	- Malundwe	1.78	0.88	34.4
	- Chimiwungo	2.47	0.59	32.3
Sub-total Measured		4.25	0.71	66.7

Indicated	- Malundwe	88.8	0.69	1,344.8
	- Chimiwungo	54.1	0.52	625.0
Sub-total Indicated		142.9	0.63	1,969.9

Measured	+ Indicated	147.1	0.63	2,036.6
Inferred	- Malundwe	24	0.7	390
	- Chimiwungo	778	0.6	10,270

Inferred		801	0.6	10,660

Oxide
Measured	- Malundwe	0
	- Chimiwungo	0.01	0.4	0.1
Indicated	- Malundwe	0.1	0.5	1.2
	- Chimiwungo	4.6	0.4	43.5

Measured	+ Indicated	4.8	0.4	44.8

Inferred		0

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Sulphide Mineral Resources are estimated at a cut-off grade of 0.16% Cu and transition/oxide Mineral Resources are estimated at a cut-off grade of 0.29% Cu.
3.	Mineral Resources are estimated using a long-term copper price of US$3.25 per pound, mining costs of $3.44/tonne, processing cost of $4.00/tonne, G&A cost at $0.20/lb, and recoveries of 65% for oxide ores and 88% for sulphide ores.
4.	A nominal minimum thickness of 2.0 m was used in the wireframe models.
5.	Mineral Resources are exclusive of Mineral Reserves.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7.	Numbers may not add due to rounding.

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MINERAL RESOURCE RECONCILIATION

Barrick completed reconciliations of the unregularized grade control model versus the unregularized Mineral Resource model at Malundwe as of the end of 2010. The resource model delineated 108% of the total tonnage and 96% of the copper grade for 103% of the total copper metal.

In RPA’s opinion, the resource block model validation is reasonable and adequate.

CONCLUSIONS

In RPA’s opinion, the Mineral Resource estimates are competently conducted using reasonable and appropriate parameters. The data collection system (i.e., the sample data) is well configured and maintained. Estimation procedures are very well organized and documented. All personnel interviewed during the audit appeared to be comfortable and confident with their roles in the process.

It is understood that the end of year (EOY) 2011 Mineral Resources are based on the same block models as the EOY2010 Mineral Resources but have been adjusted for higher metal prices, lower cut-off grades and mine production.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors which could materially affect the open pit mineral resource estimates.

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15 MINERAL RESERVE ESTIMATE

A summary of the Lumwana Mineral Reserves is shown in Table 15-1. Mineral Reserves at Lumwana are exclusive of Mineral Resources. The ultimate Malwundwe pit will measure approximately one kilometre east to west, four kilometres north to south, and have an average depth of approximately 142 m. The ultimate Chimiwungo Main pit will measure approximately 1.7 km east to west, 3.7 km north to south, and have an average depth of approximately 350 m. The ultimate Chimiwungo South pit will measure approximately 1.8 km east to west, 1.1 km north to south, and have an average depth of approximately 310 m.

TABLE 15-1 MINERAL RESERVES – DECEMBER 31, 2011
Barrick Gold Corporation – Lumwana Mine

Category	Tonnes (Mt)	Grade (% Cu)	Contained Metal (Mlb Cu)
Proven
Malundwe	16.32	0.75	270.23
Chimiwungo	112.57	0.56	1,390.98
Subtotal Proven	128.89	0.58	1,661.21

Probable
Malundwe	60.35	0.61	809.21
Chimiwungo	232.25	0.46	2,368.62
Subtotal Probable	292.60	0.49	3,177.82

Proven + Probable
Malundwe	76.67	0.64	1,079.44
Chimiwungo	344.82	0.49	3,759.60
Subtotal Proven + Probable	421.49	0.52	4,839.04

Stockpiles (Proven)	4.85	64.86	69.29

Total	426.34	0.52	4,908.33

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut-off grade of 0.26% Cu for Sulfide and 0.35% for oxide.
3.	Mineral Reserves are estimated using an average long-term copper price of US$2.75 per pound and a US$/C$ exchange rate of 1.0.
4.	Bulk density is 2.0 t/m3 to 2.78 t/m3.
5.	Numbers may not add due to rounding.

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The Malundwe copper Mineral Reserves are based on the 2011 Malundwe Mineral Resource estimate; the Chimiwungo copper Mineral Reserves are based on the 2011 Chimiwungo Mineral Resource estimate.

The Lumwana Mineral Reserve estimate is defined in compliance with JORC standards and CIM standards as prescribed by NI 43-101.

The Malundwe and Chimiwungo copper cut-offs are based on producing a concentrate at a long term copper price of $2.75/lb and $2.75/lb respectively with 2011 budgeted costs to make appropriate allowances for processing, administration, freight and smelter charges. Table 15-2 summarizes the copper cut-off grades applied.

TABLE 15-2 COPPER CUT-OFF GRADES
Barrick Gold Corporation – Lumwana Mine

Malundwe- Oxide	Chimiwungo- Oxide	Malundwe- Sulphide	Chimiwungo- Sulphide
0.20%	0.35%	0.26%	0.26%

The Malundwe block model has been regularized to 12.5 m x 12.5 m x 8.0 m blocks with 12.5% dilution subsequently included based upon site reconciliations. The reserves within designed pits have been depleted for mining as December 31, 2011.

The economic recovery of ore from Kanga requires the relocation of the diversion channel to the south of the existing Malundwe pit. Hence, Kanga has not been included in the designed pit at the time of reporting with investigations continuing.

For the Chimiwungo Copper Mineral Reserves, dilution and mining recovery have been included in the geological block models by regularizing the blocks to 12.5 m x 12.5 m x 12.0 m within the mineralized boundary after a dilution zone of one metre has been added. This has had the overall effect of increasing tonnage by 6% and reducing grade by 7%.

Table 15-3 presents the copper sulphide Mineral Reserves contained within the designed pits based on Measured and Indicated Mineral Resources which have been depleted for mining as of December 31, 2011.

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Table 15-4 gives the oxide Mineral Reserves contained within the designed pits based on Measured and Indicated Mineral Resources which have been depleted for mining as of December 31, 2011.

TABLE 15-3 COPPER SULPHIDE RESERVES
Barrick Gold Corporation – Lumwana Mine

	Tonnage (Mt)	Cu (%)	Contained Metal (Mlb Cu)
Malundwe Sulphide
Proven [1]	16.31	0.75	270.07
Probable	59.47	0.61	798.68
Total Malundwe Reserves	75.78	0.64	1,068.75

Chimiwungo Sulphide
Proven [1]	110.81	0.56	1,374.08
Probable	226.97	0.46	2,315.27
Total Chimiwungo Reserves	337.77	0.50	3,689.35

Stockpiles (Proven)	0.54	0.52	6.16

Total Proven	127.65	0.59	1,650.31
Total Probable	286.44	0.49	3,113.95

Total Mineral Reserves	414.09	0.52	4,764.26

Notes:

1.	Includes stockpiled copper sulphide ore at December 31, 2011: 0.54 Mt at 0.52% Cu.
2.	Excludes uranium ore within designed pits.

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TABLE 15-4 COPPER OXIDE RESERVES

Barrick Gold Corporation – Lumwana Mine

	Tonnage (Mt)	Cu (%)	Contained Metal (Mlb Cu)
Malundwe Oxide
Proven	0.01	0.62	0.17
Probable	0.88	0.54	10.52
Total Malundwe Reserves	0.89	0.54	10.69

Chimiwungo Oxide
Proven	1.76	0.44	16.90
Probable	5.28	0.46	53.35
Total Chimiwungo Reserves	7.05	0.45	70.25

Stockpiles (Proven)	4.31	0.66	63.13

Total Proven	6.08	0.60	80.20
Total Probable	6.16	0.47	63.87

Total Mineral Reserves	12.25	0.53	144.07

As part of the mine planning process, the effect of changes in variables such as price, metallurgical recovery, and process method have been examined. There are no particular factors other than those covered in this report that should have a significant impact upon these estimates.

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16 MINING METHODS

The Lumwana Mine currently exploits two deposits, Malundwe in the northwest and Chimiwungo located seven kilometres from Malundwe to the southeast. Potential exists that other deposits could be brought on line.

Pre-stripping of the Malundwe pit began in April 2007, with copper ore being processed in the Lumwana concentrator from December 2008. Mining is scheduled to be completed in Malundwe in 2017, with copper ore production from Chimiwungo starting in Q3 2012. Pre-stripping of the Chimiwungo starter pit started in February 2011.

Copper ore from Malundwe and Chimiwungo will be sent to the concentrator, which will produce a concentrate suitable for sale to a smelter. The uranium rich material may be fed to a separate uranium plant dependent upon improved uranium pricing, off-take arrangements and Barrick board approval.

The Project will process sulphide copper ore at a rate of approximately 25 Mtpa. The oxide ore will be stockpiled close to the ROM pad for processing later in the mine life. The ore containing a uranium content of greater than 200 ppm U will be stockpiled separately because the uranium concentration is too high for processing in the existing processing facilities.

MINING OPERATIONS

Sulphide copper ore at Lumwana is mined by open pit methods. The mine started operations in 2008 and has reached a daily capacity of 350,000 t of total material. Mining is done by Lumwana personnel and equipment supplemented by several contractors to meet pre-stripping and planned material movement goals.

The primary Lumwana equipment fleet includes:

•	Six (6) Hitachi EX 5500 27 m3 front shovels;

•	One (1) Hitachi EX 2500 15 m3 back hoe;

•	Thirty-two (32) Hitachi EH 4500 254 tonne haul trucks; and

•	Ten (10) Drilltek D45K blast hole drills.

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Lumwana personnel also operate a fleet of Caterpillar 777 haul trucks and front end loaders to mine and develop areas where the use of smaller equipment is more applicable. Lumwana refers to this as the “light” fleet and production from this fleet is 80,000 bcm per month.

Two mining contractors work at the mine site, namely Avantech and Kascco. They use Caterpillar 777 size trucks, Volvo articulated 25 t trucks, Caterpillar 994 front end loaders and tracked excavators. The contractors move 900,000 bank cubic metres (bcm) per month and are scheduled by the Lumwana mine engineering department to coordinate material movements.

The initial mining area at Lumwana, the Malundwe open pit, has been nearly mined out and new operations are moving to Chimiwungo. Pre-stripping and initial haul road construction was being done in July 2011 at the time of RPA’s site visit. A new crusher and an overland conveyor system was also being installed to transfer ore from the pit area to the mill feed stockpile. It is expected to be operational in mid-2012.

LIFE OF MINE PLAN

The Life of Mine (LOM) plan for the currently identified reserves is presented in Table 16-1.

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TABLE 16-1 MINE PRODUCTION AND MILL FEED SCHEDULE FOR

SULPHIDE ORE

Barrick Gold Corporation – Lumwana Mine

Period	Waste (Mt)	Copper Ore Mined (Mt)		Copper Ore Milled[1]
			(Mt)	(% Cu)	Strip Ratio
2012	92	21	21	0.62	4.28
2013	99	23	22	0.57	4.36
2014	89	31	25	0.48	2.84
2015	41	20	25	0.48	2.08
2016	44	30	25	0.48	1.47
2017	25	23	25	0.49	1.10
2018	26	22	25	0.48	1.17
2019	32	28	25	0.48	1.12
2020	32	30	25	0.68	1.07
2021	31	18	25	0.43	1.78
2022	35	26	25	0.50	1.34
2023	33	14	20	0.45	2.28
2024	31	16	15	0.52	1.99
2025	32	15	15	0.42	2.17
2026	36	11	15	0.59	3.35
2027	33	14	14	0.36	2.43
2028	30	18	14	0.36	1.62
2029	14	10	14	0.60	1.49
2030	32	15	15	0.63	2.06
2031	24	22	15	0.51	1.10
2032	2	6	21	0.64	0.29
Total	813	412	426	0.62	1.97

Notes:

1.	Includes 0.54 Mt stockpiled as at 31 December 2011.

Total copper ore mined under the Development Case includes Mineral Resources totals 698 Mt at an average copper grade of 0.63% with mill feed continuing at a rate of 45 Mtpa until 2028. The Development Case mine plan gives an average stripping ratio of 3.9:1.

Oxide material, which is included in the waste schedule above, will be stockpiled for possible future processing. Total oxide material sent to stockpile is planned to be 12.3 Mt at 0.53% Cu and 26.6 Mt at 0.50% Cu for the Development Case.

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MINE DESIGN

The catch bench width and vertical spacing vary, depending on pit wall sector. Haul roads have a maximum grade of 10% and are 35 m wide. Lumwana selectively mines and stockpiles gneiss waste (the most durable material available) for use in road construction and to help with difficult operating conditions. Figure 16-1 shows the relative locations of the Project’s open pits, waste dumps and primary infrastructure.

GEOTECHNICAL CONSIDERATIONS

George Orr and Associates (Orr) has provided geotechnical assessments and recommendations for the Lumwana Project since 2005. Their work includes preliminary observations and design recommendations based on geotechnical testing and site inspections of actual ground conditions after the mine opened. In April 2010, they inspected the Malundwe Stage 1E and Starter pits and areas at the proposed Chimiwungo pit.

All of the deposits at Lumwana suffer from weak, wet rock with unfavourable geometry in the footwall. Field observations of exposed shears show a smooth to polished clay-rich condition. Access roads developed on the footwall have suffered small scale slides and installed pantographs may be affected by slope failure along recurring planes of weakness. Back calculations completed by Orr on areas that failed have shown low shear strengths and frictions angles, typically 13 kPa and 15o, respectively; for undrained wall conditions and confirm conditions encountered in the field.

There is a high likelihood of continued sliding failures where the footwall rock unit(s) daylights in benches and in the bottom of the pit. Shear failures in fresh rock are expected to remain similar to those experienced in weathered rock. The actual conditions encountered during mining are less favourable than those originally anticipated by Orr in 2005 and in 2007. Thirty percent of the footwall at Malundwe has suffered from bench scale sliding failure.

Underneath the footwall of the ore schist is anastomosing epidote-rich schist that is fissile, soft, and porous with numerous cavities. This unit could cause a collapse of the east wall. Current pit designs aim to avoid exposing this unit in the east wall.

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RPA
www.rpacan.com

370,000 mE
375,000 mE
380,000 mE
8,650,000 mN
8,650,000 mN
WASTE DUMP
MALUNDWE MAIN PIT
COPPER TAILINGS STORAGE FACILITY
LUMWANA DAM
WASTE DUMP
CONVEYOR
DIVERSION CHANNEL
COPPER PROCESS PLANT
LUMWANA ESTATE (TOWN)
CONSTRUCTION CAMP
COPPER ROM PAD AND CRUSHER
R 3
330Kv POWERLINE
SUB-STATION
8,645,000 mN
8,645,000 mN
CHIMIWUNGO DAM
DIVERSION CHANNEL
ADMINISTRATION OFFICES
R 2
CONVEYOR & ACCESS ROAD
HAUL ROAD
KANGA RESOURCE
LIGHT INDUSTRIAL AREA
KILOMETRES
CHIMIWUNGO PIT
R 1
R 1
WASTE DUMP
T5 KITWE
MWINILUNGA HIGHWAY
8,640,000 mN
8,640,000 mN
HAUL ROAD
MINE INFRASTRUCTURE
370,000 mE
375,000 mE
380,000 mE

Figure 16-1

Barrick Gold Corporation

Lumwana Mine

North Western Province, Zambia

Site Layout

March 2012

Source: Equinox, 2011.

16-5

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Orr has consistently recommended that hydrological and geotechnical work be performed with the goal of determining suitable, practicable methods to lower groundwater pressure(s) in the pit walls. One possible method mentioned by Orr is the drilling of sub-horizontal depressurization holes to depths of at least 30 m on a regular grid spacing.

Buttresses constructed of mine waste have been used in an attempt to provide for some degree of restraint in toe areas below a main haul road that was moving. The buttresses are only marginally helpful with wall stability.

Mining slope design parameters for the Malundwe starter pit in fresh rock have changed from the originally estimated 60o with six metre catch benches every 16 m for the stable walls to the current 80o face angle with 10 m catch benches every 32 m. Overall wall stability in the hanging wall and north end of the pits is satisfactory for mining purposes. Small amounts of nuisance loose rock were observed on these benches.

The ore lenses being mined dip at 15o to 20o, which is equal to the observed friction angle. The mine plan follows the footwall contact so the pit roads and infrastructure designed into this area are prone to movement caused by bedding plane failure.

Two options were presented by Orr to address footwall stability in the Malundwe pit; option one was to leave the road where currently designed and accepting small scale failures. The other option was to mine into the footwall into more competent rock using a stair stepped design with a 30º interberm wall angle in weathered rock and 40º in fresh rock.

ORE CONTROL

Ore control is primarily done on samples obtained from RC drills specifically used to collect the material and augmented with blast holes. Ore control also makes use of visual determinations by the in-pit crews as the predominant mineralization is chalcopyrite and bornite.

The on-site laboratory analyzes the samples for copper, uranium and sulphide sulphur. In addition, downhole gamma probes are used to assist in defining the extent and grade

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of the elevated uranium ore. Uranium content in the ore is closely monitored as the smelters have a limit of 200 ppm to 250 ppm in concentrate and concentration ratios for uranium range from two to one ranging to ten to one. Sulphide sulphur is used to determine if the copper minerals present will respond to froth flotation.

Survey crews flag the various ore types identified by the mine geology department. The categories include:

•	High grade sulphide, < 50 ppm uranium – “HGS”;

•	High grade copper sulphide with deleterious levels of uranium – 50 to 200 ppm uranium –“HGD”;

•	Partially oxidized copper sulphide – < 50 ppm uranium – “HGM”;

•	High grade uranium – > 700 ppm uranium – “HGU”;

•	Low grade uranium – 200 to 700 ppm uranium – “LGU”;

•	Oxidized copper material - > 0.35% copper – “MOX”;

•	Gneiss; and

•	Waste.

Ore classifications of HGS, HGD, and HGM are processed, while HGU, LGU, and MOX report to stockpiles for potential future blending or processing. Gneiss is stored separately for road construction use. Surface stockpiles are used to blend mill feed to achieve acceptable concentrate quality. Direct tip into the crusher feed amounts to 45% and re-handled ore represents 55% for the first five months of 2011.

DRILLING AND BLASTING

Blast holes are drilled by the Lumwana fleet and emulsion explosives loaded by a third party supplier. Due to the wet conditions, a 65% emulsion is used exclusively. Powder factor is 0.7 kg/t. The blast hole pattern is six metres by six metres with a one metre sub-drill. Approximately 20.9 bcm were blasted for every metre drilled for the first five months of 2011.

Engineering staff are working on better stemming and blast design to improve performance and reduce costs in this area. Currently, the shots are not designed by the drilling and blasting technicians but by the explosives supplier.

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SURFACE WATER

Lumwana has a distinctive wet and dry season. Total annual rainfall is 1.8 m, with 75% coming in September through May. Monthly rainfall in the wet season averages 275 mm. The ground is saturated, even in the dry season, and standing water is seen on the benches where drainage has not been provided.

Sumps are designed into the lower benches and developed as the pit bottom advances. They are constructed by drilling and blasting two benches in the appropriate area. The mining engineers have completed a detailed plan for the location and size of sumps, predicted rainfall based on a five year return period, and pump capacity required in order to remove the rainfall from the design areas in under 24 hours.

The pumping fleet at Lumwana was significantly upgraded in 2010 and includes 12 diesel powered mobile pumps and three electrically powered barge mounted pumps. This capacity increase is on the order of four times that of the previously existing fleet. The largest pumps have a capacity 26,000 m3 per day.

Pit water is discharged to settling ponds before release to the natural drainage system or to the tailings storage facility (TSF).

MINING DILUTION

Predicting mining dilution at Lumwana has been challenging. Reconciliation between the geological block model and mining plans has been hampered in the past by each model using different size blocks. More recently, the block models used for planning match the mining scenario, and dilution parameters are well understood. The orebody, however, shows more spatial variation than has been captured in the reserve model due to the widely spaced exploration holes in many areas, resulting in poor reconciliation between mining and the reserve model. Definition drilling is being done to provide an improved basis for mine planning.

The typical geometry of the Malundwe orebody is a single favourable horizon, eight metres to 40 m thick, with a dip of 15o to 20o. When viewed on a bench level, the ore zone shifts from side to side. This shifting results in greater spatial variation and poses challenges for mine planning and mine operations. Mining bench heights are normally eight metres with occasional areas where four metre split benches are used.

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The Chimiwungo deposit can occur in up to three zones with internal waste between the ore with a dip similar to Malundwe. The presence of three separate ore zones at Chimiwungo adds to the number of ore/waste contacts which could increase the amount of dilution. The Chimiwungo deposit, however, has a much thicker ore zone than Malundwe so despite the complexity of three ore zones the overall dilution as a percentage of the volume of ore is less for Chimiwungo than it is for Malundwe.

Hitachi shovels are the primary loading tools and have bucket dimensions of 4.7 m wide by 3.5 m high. The pit design uses a bench height of 8 m and is suitable for the shovels used. Unavoidable dilution comes from the wedge of material defined by the 20o slope and the level bench. Measured dilution is reported to be in the 30% range with an internal goal of 15%. RPA considers that the 30% is a realistic number given the loading tools available and the geometry of the deposit.

CUT-OFF GRADE

Mining, processing, general and administration (G&A), transportation and smelting costs are utilized to calculate the cut-off grade and are presented in Table 16-2. The principal product of the mine and mill is a copper flotation concentrate that is shipped by truck to one of three close by copper smelters. Production from the Malundwe deposit has been primarily comprised of bornite, 63% Cu, while the Chimiwungo deposit is comprised of chalcopyrite, 34% Cu. The concentrate grades produced from these deposits is 40% Cu for Malundwe and planned to be 30% for Chimiwungo. Transportation and smelting charges will be higher for Chimiwungo based on this factor.

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TABLE 16-2 CUT-OFF GRADE PARAMETERS

Barrick Gold Corporation – Lumwana Mine

Factor	Cost (US$)
Costs:
Mining Operating Costs:	$2.42/t mined
Mining Capital Costs:	Not included in COG
Process Operating Costs:	$4.22/t ore
Process Sustaining Capital:	$0.92/t ore
G&A Costs:
Site G&A Costs	$2.92/t ore
Transport and Refining	$0.60/lb. Cu sold
Ag & Cu Credits	NA
Re-handle Costs	Included in the processing costs
Other Costs	-
Assumptions:
Mining Dilution:	0% - Model is already diluted
Specific Gravity:	varies by rock type
Royalty: % and/or $US/lb Cu	6%
Process Recovery	Average 91.0%
Copper Price	$2.75/lb

Total site production costs, excluding capital, for the first six months of 2011 were $1.96 per pound of copper compared to a 2010 cost of $1.38.

The planned stripping ratio for the remaining resource is 1.97:1 (waste tonnes to ore tonne for Mineral Reserves only.

The majority of the currently treatable resource classified from the block models is coded as sulphide with smaller amounts of mixed ore. Cut off grades calculated for the sulphide and mixed ores differ as they have different copper recovery in the concentrator. The costs used in these calculations are based on the first five months of operating results at Lumwana.

The internal cut-off grade for sulphide ore is calculated as:

•	Milling cost divided by copper price less G&A less Smelting and Refining less Royalties less Marketing times Concentrator Recovery; or

•	$4.00/($2.75-$0.20-$0.66-$0.38-$0.07) x 88% or 3.16 lb/t or 0.14%.

The external cut-off grade for sulphide adds mining costs of $3.44 and the results are:

•	$3.44 plus $4.00/($2.75-$0.20-$0.66-$0.38-$0.07) x 88% or 5.17 lb/t or 0.26%.

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The internal cut-off grade for mixed ore is calculated as:

•	Milling cost divided by copper price less G&A less Smelting and Refining less Royalties less Marketing times Concentrator Recovery; or

•	$4.00/($2.75-$0.20-$0.66-$0.38-$0.07) x 65% or 4.3 lb/t or 0.19%.

The external cut-off grade for mixed ore adds the mining cost of $3.44 and the results are:

•	$3.44 plus $4.00/ ($2.75-$0.20-$0.66-$0.38-$0.07) x 65% or 7.0 pounds per tonne or 0.32%.

For 2011 year, the Project mined 20,026 kt of sulphide ore at an average grade of 0.59% copper with 13.2 ppm uranium. The reconciled mill production for the 2011 calendar year was 20,986 kt grading 0.61% copper and 33.1 ppm uranium.

At the end of December 2011 the stockpiled inventory of oxidized ore was 6,976,046 tonne at a copper grade of 0.64% with 34 ppm uranium and a copper to sulphide ratio of 5.0 to 1, 779,380 tonnes of sulphide ore at a copper grade of 0.61% containing 45 ppm uranium and a copper to sulphide ratio of 1.9 to 1 and 4,210,562 t of high uranium sulphide material at a copper grade of 0.84% with 987 ppm uranium and a copper to sulphide ratio of 2.4 to 1. The high uranium and oxide materials are stockpiled separately. Current plans are to blend the material that contains uranium in small amounts with the normal mill feed ore.

High uranium concentrate produced at the mill is stored on site in several covered piles where it is protected from rain fall and the wind. The total material in the stockpiles as of December 31, 2011, is 14,964 m3 containing 34,359 Mt of copper with an average uranium content of 1,032 ppm. A total of 35,462 kg of uranium is present in the stockpiled copper concentrate. This material is blended with low uranium concentrate, when available, in order to reclaim its economic value.

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17 RECOVERY METHODS

The Lumwana concentrator flow sheet has a nominal design capacity of 25 Mtpa. It is based upon the flow sheet developed from data obtained from the metallurgical testing carried out during the 2003 BFS and the 2005 FEED phases of the project. Figure 17-1 contains a simplified process plant flow sheet showing the main processes.

Trucks from the Malundwe mine tip directly into a 400 t capacity run-of-mine (ROM) dump hopper. The Malundwe ROM pad accepts ore that cannot be directly dumped into the crusher feed hopper. The primary gyratory crusher crushes the ROM ore from a nominal top size of 1,500 mm to less than 200 mm. Oversize material is deposited on the ROM pad to be further broken by a mobile rock breaker. Crusher product is then conveyed via a 4.5 km overland conveyor to a conical crushed ore stockpile with 12 hours live capacity.

CRUSHING AND GRINDING

A new gyratory crusher and 3.5 km overland conveyor were being constructed at the time of the site visit as part of the Chimiwungo Development Project. The crusher is located in close proximity to the Chimiwungo South pit (Chimiwungo south crusher) and is to be operational from Q3 2012. Trucks from the Chimiwungo mine will tip directly into a 400 t capacity ROM dump hopper. The Chimiwungo South ROM pad will accept ore that cannot be directly dumped into the crusher feed hopper. The primary gyratory crusher will crush the ROM ore from a nominal top size of 1,500 mm to less than 200 mm. Oversize material will be broken using a fixed rock breaker. The overland conveyor for the Chimiwungo south crusher will be tied-in to the existing stockpile feed conveyor.

Stockpiled and crushed ore is reclaimed via apron feeders onto a conveyor belt providing direct feed, at a rate of approximately 3,200 t/h, into the 38 ft diameter by 18 ft SAG mill. The SAG mill trommel undersize discharges into a hopper and is pumped to conventional hydrocyclones, operating in closed circuit with a 26 ft diameter by 40 ft ball mill. The hydrocyclone overflow, with a particle size distribution of 80% passing 280 µm, reports to flotation, and the cyclone underflow returns to the ball mill for further size reduction.

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FROTH FLOTATION

The flotation plant consists of two parallel trains of rougher/scavenger cells. The rougher/scavenger concentrate reports to the regrind circuit to further liberate the copper minerals. Following regrinding, the concentrate is cleaned in a conventional cleaner/recleaner circuit to reach final concentrate grade. Final concentrate grades of approximately 44% and 30% copper are expected from Malundwe and Chimiwungo respectively, because of the differing mineralogy.

Five 17 m3 Dorr Oliver flotation cells are utilized for re-cleaner flotation. The tailings report to the cleaner flotation cells. The concentrate from the re-cleaner flotation circuit is pumped to the concentrate thickener after passing the final concentrate sample analyser and trash screen. The sample analyser determines the pulp density, and the copper, iron, and cobalt concentrations.

Collector, frother, and flocculant are the primary reagents used in the processing plant at Lumwana. A number of different reagents have been evaluated in an attempt to improve the performance of the plant.

CONCENTRATE DEWATERING AND STORAGE

The concentrate is dewatered in a circuit consisting of high-rate thickening followed by pressure filtration to produce a filter cake suitable for transportation. The concentrate is stored in a seven day capacity storage shed from which it is subsequently loaded onto trucks and transported to market for smelting and refining. Flotation tailings are thickened and pumped to the tailings dam.

The majority of the concentrator water is recovered and recycled from the thickener overflows and tailings dam return water. Fresh make-up water is supplied from a river water dam as required.

CONCENTRATE THICKENER

The concentrate thickener is a high rate 21 m diameter unit that dewaters the concentrate from approximately 25% solids to 65% solids, prior to filtration. The

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concentrate thickener overflow reports to the process water pond. The concentrate thickener underflow is pumped to the two concentrate storage tanks, which provide up to 24 hours storage capacity, prior to the concentrate filter.

CONCENTRATE FILTER

Two centrifugal pumps feed the Larox vertical pressure plate filter from the concentrate storage tanks. The concentrate is filtered to reduce the moisture content from approximately 35% to approximately 10%. Testwork determined that the transportable moisture limit is 10.1% and 11.6% for Malundwe and Chimiwungo concentrates, respectively. The filtered concentrate is discharged from the pressure filter to the concentrate storage shed, located below the filter. The concentrate is loaded onto trucks using a front end loader and is transported to smelters located in the Zambian Copper Belt.

TAILINGS THICKENER

The tailings thickener is a high rate 56-m dia. unit that is used to thicken the rougher and scavenger tailings, and the cleaner scavenger tailings, from approximately 38% (w/w) solids to approximately 55% (w/w) solids, prior to disposal in the TSF. The tailings thickener overflow reports to the process water pond.

WATER

Two submersible pumps are used to pump water from the Lumwana River to the raw water pond. A diesel powered fire water pump distributes fire water throughout the plant via a dedicated fire water ring main. The three raw water distribution pumps supply a raw water header pipe, for distribution throughout the plant. The raw water and fire water tanks are also fed from the plant’s raw water header pipe. Raw and fire water are distributed throughout the industrial area using dedicated pumps and piping.

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POTABLE WATER

Submersible pumps are used to pump water from the Lumwana River dam to the town raw water and fire water tanks. The potable water treatment plant is designed to remove dissolved metals and to produce water of acceptable drinking standards.

PROCESS CONTROL

Three control rooms are available for control purposes:

•

Main Control Room – located between the grinding and flotation sections and is sited so that the accessibility of critical plant areas is maximized. This building also houses the process control system (PCS) hardware, programming computers, and future data logging and expert systems hardware.

•	Crusher Control Room – located adjacent to the tipping point of the gyratory crusher.

•	Concentrate Filter Control Room – located in the filter building.

The control rooms allow their respective process areas to be started, stopped, controlled, and monitored. The crushing and filter plant operations are monitored from the main control room. Closed circuit television cameras and monitors are available for monitoring activity in various areas.

PROCESS DESIGN CRITERIA

The major process design criteria for the Lumwana plant are summarized in Table 17-1.

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TABLE 17-1 LUMWANA COPPER PROCESS DESIGN CRITERIA

Barrick Gold Corporation – Lumwana Mine

	units
Annual treatment rate	tpa	25,000,000
Operating schedule	d/a	365
Operating schedule	h/d	24
Crusher utilization	%	70
Crusher feed	tpd	97,847
Grinding, flotation, tailings availability	%	88
Throughput rate	tpd	77,833
Ore grades
Malundwe design	% Cu	0.72
Malundwe LOM average	% Cu	0.79
Chimiwungo design	% Cu	0.71
Chimiwungo LOM average	% Cu	0.61
Comminution
Bond ball mill work index (design, P80 280 µ)	kw/t	13.1
SMC Drop weight index	kWh/t	3.14
JK Parameters (Axb), design	—	85.6
Copper recovery to final concentrate	%	94.7
Final concentrate grade	% Cu	25.9
Flotation stage recoveries:
Rougher	%	98
Jameson cell	%	65
Cleaner	%	68
Cleaner scavenger	%	75
Re-cleaner	%	75
Regrind work index	kWh/t
Solids feed rate	t/h	190
Solids feed size (F80)	µm	320
Copper product size (P80)	µm	66
Re-cleaner solids mass flow	t/h	82
Re-cleaner mass recovery	%	2.5

WATER MANAGEMENT

Recycled water from the copper TSF and raw water from the water storage facility (WSF) are used to provide water for copper processing purposes, construction and dust control. Raw water and potable water are supplied from the WSF.

Barrick Gold Corporation – Lumwana Mine, Project # 1746 Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 17-5

March 2012

Source: Barrick Gold Corp., 2011.

Figure 17-1

Barrick Gold Corporation

Lumwana Mine

North Western Province, Zambia

Copper Concentrator Simplified Process Flowsheet

20MTPA
OPEN-PIT MINING
ROM FEED
HEAVY DUTY HITACH TRUCKS
GYRATORY CHRUSHER
SURGE BIN
TRAMP MAGNET
ELECTRO-MECHANICAL DRIVE APRON FEEDER
SACRIFICIAL CONVEYOR
OVERLAND CONVEYOR
STOCKPILE FEED CONVEYOR
CRUSHED ORE STOCKPILE
APRON FEEDER RECLAIM SYSTEM
SAG MILL FEED CONVEYOR
MAGNET
S.A.G. MILL FEED CONVEYOR
CYCLONES OVERFLOW TO FLOTATION
CYCLONES PRODUCT
KREBS SAG MILL CYCLONES
KREBS BALL MILL CYCLONES
MILL DISCHARGE
S.A.G. MILL BI-DIRECTIONAL GEARLESS MILL DRIVE
BALLMILL UNI-DIRECTIONAL GEARLESS MILL DRIVE
CYCLONE FEED
SCAT ONTO RECYCLE CONVEYOR
TWO BANKS OF (SELF ASPIRATED) WEMCO ROUGHER & SCAVENGER FLOTATION CELLS
KREBS CYCLONES
RE-GRIND CIRCUIT FLOW
GEAR DRIVEN REGRIND MILL
DORR-OLIVER CLEANER (TANK) CELLS
PULP FLOW
MILL DISCHARGE PULP
SCATS ONTO RECYCLE CONVEYOR
KREBS MILLMAX PUMPS QUICKFIX COUPLING WVF DRIVE (RUBICON) PUMPS
DORR-OLIVER CLEANER SCAVENGER (TANK) CELLS
DORR-OLIVER RE-CLEANER (CONVENTIONAL) CELLS
HIGH RATE FINAL TAILINGS THICKENER
THICKENER OVERFLOW CLARITY
FINAL CONCENTRATE, LAROX VERTICAL PRESS FILTERS
HIGH RATE CONCENTRATE THICKENER
SOLIDS THICKENER UNDERFLOW PULP DENSITY FLOW
TO TAILS STORAGE FACILITY
TAILINGS DECANT SYSTEM
OVERFLOW CLARITY TO PROCESS WATER DAM
FROM WATER DIVERSION CHANNEL
SOLID THICKENER UNDERFLOW
CONCENTRATE STOREAGE TANK
FINAL CONCENTRATE
FINAL CONCENTRATE TO COPPERBELT SMELTERS FOR TREATMENT
RAW WATER POND
MAIN PROCESS WATER POND
GLAND WATER, FIRE WATER & RAW WATER SYSTEMS
PROCESS WATER FOR PLANT USE

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17-6

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18 PROJECT INFRASTRUCTURE

Project infrastructure includes, but is not limited to the following structures:

•	A truck shop, which includes also offices and a warehouse;

•	An office complex;

•	Worker accommodations;

•	Fuel storage and distribution for all mobile equipment;

•	A 68,000 tonne per day (tpd) crushing, grind, and flotation process facility;

•	Communications facilities for internal and external communications;

•	Solid waste disposal areas;

•	Water treatment and sewage plants;

•	High voltage electrical power at 330 kV is delivered to the site from the Zambia Electricity Supply Company, ZESCO, which is part of the national grid;

•	Water wells and pit dewatering wells;

•	Project access and site roads, that are reasonably maintained;

•	First aid and a medical treatment facility;

•	Cafeteria and dining facility for the onsite workers; and

•	A townsite with housing units for the staff and their families.

MINE WASTE (OVERBURDEN) DUMPS

Waste dumps are designed in areas where condemnation drilling has been completed. The design of the overburden waste dumps provides for an overall slope angle in the order of 20° after battering. Where appropriate, sediment catch drains are constructed at the toe of the dumps and in specific areas at the base of the dumps to arrest runoff and channel the water into sumps to allow sediment to settle out before decanting the water into designated channels or pumping to one of the dams.

As far as practicable, heavily weathered materials and rock types prone to erosion are identified and placed in central areas well away from dump walls. Conversely, more competent, less weathered materials are used to construct the outer dump walls and to dress the slopes. Dumps are of terrace construction.

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Revegetation of the dump slopes and upper dump surfaces is carried out progressively during the life of mine to produce a sustainable vegetation cover, stabilize slopes, control water flow, improve visual aesthetics and minimize post-closure re-vegetation requirements.

Tests on samples of sulphidic waste from the Malundwe and Chimiwungo deposits show that the material will be Non-Acid Forming (NAF) and that the waste will not be a source of acid mine drainage.

Tests on samples of uranium ore show that the material will be NAF and contain a relatively low number of environmentally significant enrichments. The leach testing indicated that copper, uranium and iron will leach from the ore at neutral pH. Uranium mineralized ore and waste will be stockpiled in a dedicated facility designed to reduce dust evolution, contact with water, whilst also designed to capture any contaminated water for re-use.

There are three mine waste dumps, namely, Main, HR3, and West. The Main Waste Dump is currently being re-profiled and re-vegetated on the western side.

TAILINGS STORAGE FACILITY

Tailings are deposited into the TSF which is a purpose built facility downstream of the water storage facility and upstream of the Malundwe South pit. It involves deposition into the former Lumwana East River valley. The diversion channel diverts water around the tailings dam and Malundwe pit. There is considerable flexibility to mould the design through the life to changing conditions.

Geochemical characterization studies of the copper tailings-solids and copper tailings slurry-water samples concluded that the copper tailings-solids samples are classified as NAF.

The physical properties of the copper tailings have been assessed by conducting geomechanical testwork carried out on two batches of tailings samples and from sampling of deposited tailings.

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The TSF embankment has been constructed as a clay core rockfill structure, immediately upstream of the Malundwe South pit. Any risk of flow to the pit will be minimized through the placement of a significant width (>500 m) of waste rock between the pit and the TSF dam wall.

The current capacity of the TSF is about 1,000 Mt (at a beach angle of 1 vertical : 60 horizontal) with potential to increase capacity by depositing tailings in the mined out Malundwe pit. The required TSF capacity for the current reserves and resources within designed pits is about 700 Mt.

The TSF has a large catchment which has, as far as practicable, been diverted around the facility and around the Malundwe pit. The remaining catchment results in significant rainfall being caught in the facility which results in the TSF being able to provide 70% of the process water over the life of the mine. Excess water does accumulate and will be used during the dry seasons. However, a gradual accumulation, particularly if the climatic conditions are wetter than normal, will result. With the current design, discharge is required after about 12 years and a strategy is being developed to reduce this stockpile of water or to allow discharge prior to Year 13. Water monitoring shows that the quality is satisfactory and the excess can be discharged to the river system.

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19 MARKET STUDIES AND CONTRACTS

The following information on markets and contracts is largely taken from the 2011 Equinox Technical Report.

MARKETS

LUMWANA CONCENTRATES

The Malundwe concentrate (2008 to 2018) has high copper grades (> 40%) and is of interest to the Zambian, Asian and European smelters for blending. Most smelters today are running a feed blend of approximately 31% copper and present sources of higher copper grade concentrates are declining as concentrate grades at the major supplying mines are falling.

The Chimiwungo concentrate (from Q3 2012 onwards) has a lower copper grade, typically at 30%, as well as having higher cobalt and nickel grades. The cobalt and nickel grades may attract penalties from the smelters, which are typically applied at $3.00 per tonne of concentrate per 0.1% over 0.5%. Effective mine planning and blending will be required to maintain concentrations of copper, cobalt, nickel and other penalty elements within agreed ranges with the smelters.

Samples of Malundwe and Chimiwungo concentrates were provided to smelters for off-take agreements based upon chemical specifications as provided in Table 19-1.

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TABLE 19-1 LUMWANA CONCENTRATE SPECIFICATIONS

Barrick Gold Corporation – Lumwana Mine

Eleme nt (ppm unless otherwise stated)	Malundwe	Chimiwungo
Cu%	41 - 45	28 - 32
S%	26 - 29	28 - 31
Fe%	19 - 22	24 - 27
SiO2%	2.5 - 3.0	2.5 - 5.0
Au	2 - 4	2 - 4
Ag	0 - 2	0 - 2
Al %	0.77	0.6
As	10	10
Ba	40	55
Bi	20	10
Ca	380	320
Cd	5	57
Cl	100	100
Co	2820	7550
Cr	370	1100
F	100	200
Hg (ppb)	180	100
Mg	2100	2500
Mn	40	2100
Mo	130	360
Na	200	540
Ni	430	2150
Pb	34	60
Sb	5	7
Se	23	16
Te	4.2	1.6
Zn	150	260

CONTRACTS

Lumwana is a large modern operation and Barrick is a major international firm with policies and procedures for the letting of contracts. The contracts for smelting and refining are normal contracts for a large producer.

There are numerous contracts at the mine to provide services to augment Barrick’s efforts.

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20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

Most of the project, except for the Chimiwungo deposit and associated overburden dumps, fall inside the 105 Acres National Forest, an area of rejuvenating Miombo woodland. The forest’s protected status is based on its timber resource and not nature conservation considerations. The area affected by the mine development within the Forest Reserve has been excised and degazetted.

ENVIRONMENTAL STUDIES

A number of environmental studies have been conducted at Lumwana Mine, including environmental baseline studies in 2003 and a full Environmental Impact Assessment (EIA) study for the development of the Lumwana Copper Project in 2005. Other EIAs conducted at Lumwana Mine include the Lumwana Estate EIA in 2006. The Lumwana Estate EIA is for the construction of residential infrastructure for all personnel, key contractors, and suppliers working at Lumwana Copper Project. All the EIAs resulted in preparation and submission of an Environmental Impact Statement (EIS) which was reviewed and subsequently approved by Zambia Environmental Management Agency (ZEMA), formerly Environmental Council of Zambia (ECZ).

The 2005 Lumwana Copper Project EIA described, among other facilities, the design and location of the Malundwe and Chimiwungo open pits and associated waste dumps. The design of the Malundwe Pit has, however, changed slightly with the pit being extended further north from the south. The design and location of the Chimiwungo Waste dumps has also changed. There will be one large waste dump immediately to the west of the Chimiwungo Main and Chimiwungo South Pits instead of the earlier design of locating two small waste dumps to the east of Chimiwungo Main and South Pits. Following the modification in the design and location of the dump at Chimiwungo Main Pit, the Chimiwungo Waste Dump will extend close to the nearest village (approximately 600 m). The modification in the design and location of the waste dump require ZEMA’s

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approval prior to commencing dumping operations. RPA recommends that addendums to the approved EIS highlighting the changes in designs and locations and other relevant information be prepared by the mine and submitted to ZEMA for review and approval.

Other environmental related studies conducted include the geochemical characterization of both tailings and waste rock. The preliminary results have indicated that tailings to date deposited in the TSF and the waste rocks being dumped in the vicinity of the pits are non-acid forming. Geochemical characterization tests and monitoring are continuing to in order to confirm the preliminary results.

Other environmental related issues at the mine include the storage of copper concentrates with high uranium content (above 300 ppm). The uranium levels in some of the copper concentrates are above the limit at which owners of smelters on the Copperbelt Province of Zambia accept the material for treatment. The concentrates which have high uranium content are currently stockpiled within the copper processing plant area and have been covered with tents. Drains have also been constructed around the stockpile to collect and direct rainfall run-off from the stockpile into a sump. The run-off water in the sump is pumped back into the processing plant as process water or into the Copper TSF. In the absence of the Uranium Process Plant, the immediate plan devised by the mine is to blend uranium-rich copper concentrates with ones containing very low uranium levels to meet smelter requirements.

Lumwana is also working on implementing the ISO 14001 Environmental Management System, which will further enhance the environmental performance of the operations.

TAILINGS STORAGE FACILITY AND WATER STORAGE FACILITY SCHEMES

The storage scheme comprises a TSF, water storage facility (WSF), diversion dams, diversion channel and a saddle dam which operate as a single unit.

The TSF is a valley-type containment and comprises two embankments, one upstream and one downstream. Embankment 1 is a zoned earthfill wall and at the time of the site visit buttressing on the downstream side was in progress in preparation for future raises

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of the embankment. Embankment 2, which forms the main WSF is also a zoned earthfill embankment and was also being raised and widened. There is a spillway on the left bank which discharges into the diversion channel which has a capacity of 90 m3/s and a provision for low flow. There are two diversion dams along the diversions channel; Diversion Dam 1 (DD1) and Diversion Dam 2 (DD2). The water impounded in DD2 is used as plant process water.

In addition to the two diversion dams, the Chimiwungo Dam, and a small saddle dam which diverts the Lumwana East River around the Malundwe Pit are in place. The Chimiwungo Dam is in good condition and currently being buttressed on the downstream side using HR3 Waste Dump Material.

The current capacity of the TSF is about 1,000 Mt with potential to increase capacity by depositing tailings in the mined out Malundwe pit. The required TSF capacity for the current reserves and resources within designed pits is about 700 Mt.

The TSF has a large catchment which has, as far as practicable, been diverted around the facility and around the Malundwe pit. The remaining catchment results in significant rainfall being caught in the facility which results in the TSF being able to provide 70% of the process water over the life of the mine. Excess water does accumulate and will be used during the dry seasons.

PROJECT PERMITTING

ENVIRONMENTAL OPERATING LICENCES AND PERMIT

Lumwana Mine has a large-scale mining licence number 49 (LML-49) for its mining operations which cover copper, cobalt, gold and uranium. The licence also includes any other additional minerals that may be economically extracted or required for the development of the Lumwana Project. The licence is valid for 25 years commencing from January 6, 2004 and is renewable for a further 25 years.

The mine operates within a framework of national environmental legislations that requires it to hold licenses and permits for its operations as per regulatory requirements.

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In terms of environmental issues, the mine holds 35 licences and one permit issued by ZEMA for its various operations and one licence issued by the Radiation Protection Authority. All the licences and the permit are valid until December 31, 2012. The licences held include those to discharge effluents, to own and operate waste disposal sites, to import and store various process chemicals, as well as a permit to discharge controlled emissions into the ambient air at location from the Hazardous Waste Incinerator. Table 20-1 lists the licences and permits that the mine holds for its operations.

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TABLE 20-1 ENVIRONMENTAL LICENSES

Barrick Gold Corporation – Lumwana Mine

License No.	Prescribed Activities	Issuing Authority	Expiry Date
ECZ/ND/WP3/176/2	To discharge of effluents from the copper tailings storage facility and mine site via sediment control dam in the Lumwana East River	Zambia Environmental Management Agency	December 31, 2012

ECZ/ND/LHWM1/115/2007/3	To generate the following classes of hazardous waste: Used Oil, Used Filters, Used batteries and Fluorescent Tubes	Zambia Environmental Management Agency	December 31, 2012

ECZ/ND/WM4/471/2	To own and operate a waste disposal site at Malundwe Waste dump	Zambia Environmental Management Agency	December 31, 2012

ECZ/ND/WM4/575	To own and operate a waste disposal site at Malundwe Western North Waste Rock Dump	Zambia Environmental Management Agency	December 31, 2012

ECZ/ND/WM4/576	To own and operate a waste disposal site at Malundwe Western South Waste Rock Dump	Zambia Environmental Management Agency	December 31, 2012

ECZ/ND/WM4/577	To own and operate a waste disposal site at Chimiwungo Waste Rock Dump	Zambia Environmental Management Agency	December 31, 2012

ECZ/ND/LHWM4/116/2007/3	To own and operate a hazardous waste disposal site at Chimiwungo Area for used greases and used oil filters, industrial and domestic waste.	Zambia Environmental Management Agency	December 31, 2012

ECZ/ND/WM4/472/2	To own and operate waste disposal site at Copper Tailings Storage Facility for Copper tailings and treated sewage discharge and at times reclaimed waste from clean-up around the plant	Zambia Environmental Management Agency	December 31, 2012

ECZ/ND/WM1/117/2007/3	To store used oil, used filters, used batteries and used fluorescent tubes only.	Zambia Environmental Management Agency	December 31, 2012

ECZ/ND/ST/898/2009/2	Registered to store pesticides and toxic substances (Process Reagents) at Concentrator	Zambia Environmental Management Agency	December 31, 2012

ECZ/ND/ST/804/2008/3	Registered to store pesticides and toxic substances (water treatment chemicals) at the Water Treatment Plant	Zambia Environmental Management Agency	December 31, 2012

ECZ/ND/WM3/470/2	To transport copper tailings only by pipeline from Concentrator to the licensed copper tailings storage facility.	Zambia Environmental Management Agency	December 31, 2012

ECZ/ND/WM3/381/3	To transport hazardous waste, industrial waste and domestic to the disposal site at Chimiwungo Area within the mine license	Zambia Environmental Management Agency	December 31, 2012

ECZ/ND/LHWM3/471/2011	To treat hazardous waste (soil contaminated with hydrocarbons) at a site located at Bioremediation farm	Zambia Environmental Management Agency	December 31, 2012

ECZ/ND/AP4/105/2	Permitted to discharge controlled emissions into the ambient air at location from the Hazardous Waste Incinerator	Zambia Environmental Management Agency	December 31, 2012

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License No.	Prescribed Activities	Issuing Authority	Expiry Date
469/2011	To carry out the following activities: import/export, possess use of radioactive materials, irradiation device, trade, etc. Type of radiation source: XRF Machine. Purpose: XRF Fluorescence.	Radiation Protection Authority	December 31, 2012

ECZ/ND/IP/803/2008/3	Registered for importation of Aluminum Chlorohydrate	Zambia Environmental Management Agency	December 31, 2012

PTS/ND/IP/1345/2011	Registered for importation of Biosperse 225	Zambia Environmental Management Agency	December 31, 2012

PTS/ND/IP/1346/2011	Registered for importation of Biosperse 301	Zambia Environmental Management Agency	December 31, 2012

PTS/ND/IP/1354/2011	Registered for importation of CMS 41-5	Zambia Environmental Management Agency	December 31, 2012

PTS/ND/IP/1350/2011	Registered for importation of CMS 2500	Zambia Environmental Management Agency	December 31, 2012

PTS/ND/IP/1344/2011	Registered for importation of Drensperse 378	Zambia Environmental Management Agency	December 31, 2012

ECZ/ND/IP/892/2009/2	Registered for importation of FLOXIT 9011L Flocculant	Zambia Environmental Management Agency	December 31, 2012

PTS/ND/IP/1347/2011	Registered for importation of FLOXIT 9020	Zambia Environmental Management Agency	December 31, 2012

PTS/ND/IP/1348/2011	Registered for importation of FLOXIT CQ 50	Zambia Environmental Management Agency	December 31, 2012

ECZ/ND/IP/802/2008/3	Registered for importation of Hydrochloric Acid	Zambia Environmental Management Agency	December 31, 2012

ECZ/ND/IP/893/2009/2	Registered for importation of Interfroth 50	Zambia Environmental Management Agency	December 31, 2012

PTS/ND/IP/1353/2011	Registered for importation of Lime	Zambia Environmental Management Agency	December 31, 2012

ECZ/ND/IP/894/2009/2	Registered for importation of Magnafloc 155	Zambia Environmental Management Agency	December 31, 2012

PTS/ND/IP/1266/2011	Registered for importation of Oreprep F515 Frother	Zambia Environmental Management Agency	December 31, 2012

PTS/ND/IP/1349/2011	Registered for importation of Performax 2355	Zambia Environmental Management Agency	December 31, 2012

ECZ/ND/IP/896/2009/2	Registered for importation of Potassium Amyl Xanthate	Zambia Environmental Management Agency	December 31, 2012

ECZ/ND/IP/897/2009/2	Registered for importation of Sasfroth 2030	Zambia Environmental Management Agency	December 31, 2012

ECZ/ND/IP/801/2008/3	Registered for importation of Sodium Hydroxide	Zambia Environmental Management Agency	December 31, 2012

ECZ/ND/IP/800/2008/3	Registered for importation of Sodium Hypochlorite	Zambia Environmental Management Agency	December 31, 2012

PTS/ND/IP/1352/2011	Registered for importation of Sodium Isopropyl Xanthate	Zambia Environmental Management Agency	December 31, 2012
PTS/ND/IP/1351/2011	Registered for importation of Interfroth 50N4	Zambia Environmental Management Agency	December 31, 2012

The mine will require new approvals for extension of Chimiwungo Waste Dump and Malundwe Pit.

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ENVIRONMENTAL MONITORING

Lumwana Mine has an environmental monitoring program in place. The key environmental issues which are monitored are described below.

SURFACE WATER AND GROUNDWATER MONITORING

The mine has a licence to discharge effluents from the copper tailings storage facility and mine site via the sediment control dam into the Lumwana East River. The effluents are monitored for turbidity, pH, Total Dissolved Solids (TSD), total suspended solids, total coloform, total copper, total cobalt, total aluminum, total cadmium, total iron, total lead, total manganese, and total zinc. Currently, there is no direct discharge from the TSF into surface water courses.

Groundwater monitoring points have been installed within and outside the mine surface rights area. The groundwater quality results (2007 to 2011) have indicated some elevated levels of aluminum, iron, lead, manganese and other elements similarly reported in surface water. The baseline data revealed similar trends attributed to weathering of host rocks.

AIR POLLUTION MONITORING

Dust fallout monitoring is undertaken within and around the mine area. The available results show that dust fallout dust levels are below the industrial action level of 1,200 mg/m2/day as stipulated in the South African Fallout Dust Standards (SANS 1929:2005). Based on the results, dust fallout is currently not a concern at the mine.

RADIATION MONITORING PLAN

The mine has been implementing a Radiation Monitoring Plan which includes the following:

•	Monitoring gamma radiation and radon gas exposure levels of selected employees working in supervised and controlled areas within the mining and mineral processing areas of Lumwana Mining Company;

•	Radon gas monitoring within the surrounding local communities; and

•	Dust monitoring used to estimate alpha (dust) dose. Respirable dust and total suspended particles sampling methods are used to estimate alpha (dose) dust to which personnel may be exposed.

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The available radiation monitoring results indicate that the total dose exposure received in 2010 by selected work groups within the mining area and the general public (both within and outside the mining lease area) ranged from 0.30 milliSievert (mSv) to 2.24 mSv/annum with the general public off the mining lease receiving the smallest dose and the process plant workers receiving the highest. This is well below the limit of exposure of 20 mSv/annum as per International Atomic Energy Agency guidelines.

The overall Radiation Monitoring Plan provides protection to the workers, members of the public and the environment; however, one of the challenges for radiation monitoring is the high turnaround time in the calibration of radiation monitoring equipment currently done outside the country.

WATER MANAGEMENT

Lumwana Dam is a dam water storage facility located northeast of the plant site and supplies raw water for mine operations and for the water treatment plant. Water from the Copper TSF is recycled back into the processing plant as process water. The Chimiwungo Dam also provides raw water for mine operations. Diversion channels have been constructed to divert water away from the Copper TSF and the Malundwe Pit and into the Lumwana East River. A network of water quality monitoring sites is in place across the mine site. All discharges from the site are monitored to ensure that they comply with the statutory effluent limits.

The mine has also developed a process water balance and is in the process of developing a site-wide water balance which will include all the operational facilities at the mine.

REQUIREMENTS FOR CONTINUOUS MONITORING AND INSPECTION

Continuous monitoring of both surface water and groundwater during operation and closure phases of the Project is a requirement in accordance with the Zambian environmental regulations. It is also a requirement that active and decommissioned mine dumps (waste dumps, tailings disposal sites) be regularly inspected to ensure their long-term structural (physical) and chemical stability. In addition, water storage facilities and river diversion schemes will need to be inspected during the operation and post mine closure phases of the project. An Environmental Management Plan (EMP) that

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highlights environmental monitoring aspects of the mine operations has been developed and is being implemented. The mine is in the process of developing a mine closure plan which will also highlight post mine closure aspects.

SOCIAL OR COMMUNITY REQUIREMENTS

LMC has a Social Management Plan (SMP) incorporating management objectives and actions on the following aspects:

•	Employment and conditions of service;

•	Local economic development, land use and settlement;

•	Education and training;

•	Health plan;

•	Sport and recreation facilities;

•	Community management; and

•	Public consultation.

A census of population in the immediate vicinity of the project area in May 2004 gave a population of about 4,800. As these villagers primarily live along the T5 Highway, not in the project area, no relocation was required during mine construction.

HIV/AIDS, malaria, and other diseases represent a threat to maintaining a skilled workforce in the mining industry in Zambia. The per capita incidence of HIV/AIDS has been estimated as being one of the highest in the world and as such, HIV/AIDS remains a major healthcare challenge faced by Barrick to ensure a skilled workforce is maintained. Allowances have been made to cover the costs associated with the health and training of the workforce.

COMMUNITY PROJECTS

Barrick is involved in social and community projects being implemented within and around the Lumwana mine lease area. The projects are being carried out as part of implementation of the current SMP. Barrick provides different forms of support towards the projects that include educational, health and road infrastructure development projects, and women centres/clubs development projects. The support is rendered through the Lumwana Development Trust Fund and other initiatives.

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Most of the projects are undertaken in the chiefdoms surrounding the Lumwana mining lease and target local economic development of the Lumwana area.

EMPLOYEE HOUSING SCHEME

There is a housing scheme for its employees. The houses are being built by Lumwana Property Development Company, which is responsible for development and running the affairs of Lumwana Town including development of its commercial and retail facilities. As at July 2011, there were 971 housing units built for both junior and senior members of staff at LMC. The houses are mortgaged to Lumwana Mining Company employees with a payment period of 15 years. The home-ownership scheme is part of the employee retention strategy.

LUMWANA TOWN INFRASTRUCTURE DEVELOPMENT

Infrastructure within the Lumwana Town is being developed. Two schools, a clinic, and a number of sports amenities have been built and are operational. A water treatment plant supplying potable water to Lumwana Estate and the mine has also been constructed. There is a network of roads and tracks to access mine facilities and Lumwana residential areas.

In June 2010, the Commerce, Trade and Industry Minister of the Republic of Zambia launched the Lumwana Multi-Facility Economic Zone (MFEZ) after granting the company a statutory instrument to operate the MFEZ within the Lumwana Town Development Area. The objective of the Lumwana MFEZ is to promote industrial and economic development in the manufacturing sector near Lumwana Mine, and to ultimately enhance domestic and export oriented business activity through the provision of competitive environments that encourage investors to set up businesses with relative ease.

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This is one of the initiatives to develop Lumwana Town into a modern and self-sustaining town. The land on which the town, including the Multi-Facility Economic Zone, is being developed is in within the Lumwana Mine surface rights area.

LOCAL RECRUITMENT POLICY

LMC, through implementing the aspect of employment and conditions of service, has designed and implemented a local employment strategy aimed at maximizing recruitment of semi-skilled and unskilled labour from Solwezi and Lumwana areas, particularly from local communities around the mine lease area including the three surrounding Chiefdoms within the project area. The local employment strategy has been agreed upon with the surrounding local communities. A local registration database for potential semi-skilled and unskilled is kept by the relevant stakeholders at the mine and local communities.

MINE CLOSURE REQUIREMENTS

Lumwana Mine has in place an EMP that outlines environmental management objectives for all its environmental aspects during all the project phases (construction, operations, and decommissioning and closure). The mine has developed a closure strategy and closure management plan for its mine components on-site including the Lumwana Estate. The plan includes decommissioning and closure management objectives for the mine site some of which are being implemented progressively. Closure criteria for all existing components of the mine have been developed as well. The plan, which is regularly reviewed in line with changing circumstances at the mine, is aimed at restoring the aspects of the mine site and facilities to alternative sustainable land uses through the progressive rehabilitation.

Environmental management objectives for post decommissioning rehabilitation, monitoring and maintenance of all sites within the Lumwana mine lease area have been defined as well. Conceptually, the plan includes allowing the pits to fill up with water, progressively re-vegetate of waste dumps and other mine dumps, reclamation of process facilities and maintenance of the river diversion schemes. The detailed mine closure plan will also include lease relinquishment and post-relinquishment objectives.

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The current estimates of mine closure rehabilitation costs for disturbed areas are based on the 2010 Lumwana Mining Company Environmental Protection Fund (EPF) Mine Closure Audit conducted at the mine by an independent EPF Auditor. The audit was conducted as a requirement under the Zambian Mines and Minerals (Environmental) Regulations, 1997, which obliges Lumwana Mining Company to make contributions to the Environmental Protection Fund established under the Zambian Mines and Minerals Development Act, 2008. The cost as at December 2010, excluding all permanent areas belonging to the Lumwana Property Development Company, was estimated at US$ 10,468,483. The estimated mine closure rehabilitation costs and environmental performance category determined by the EPF Auditor are used to determine the mine’s contribution to the Environmental Protection Fund.

A recent technical report prepared by Equinox Minerals Limited puts the rehabilitation costs for tailings dam, mill and processing plants, mine workshops, stores building, infrastructure and mine offices at an estimated cost of US$ 27.8 million.

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21 CAPITAL AND OPERATING COSTS

CAPITAL COST ESTIMATES

The capital costs shown in Table 21-1 are divided into 2011 and 2012 costs and deferred costs incurred over the life of mine.

Pre-production capital expenditure is associated with the debottlenecking and Chimiwungo development as well as capitalized overburden and sustaining capital up to the end of 2012.

The deferred capital costs are those costs incurred during production, including the replacement of various equipment items (e.g., light vehicles, motors, gearboxes and the like).

TABLE 21-1 COPPER PROJECT CAPITAL COST ESTIMATE

Barrick Gold Corporation – Lumwana Mine

Cost Area	2012 (US$ M)	2013 - 2023 (US$ M)	Total (US$ M)
Mine
Mine Development	10.7	310.9	321.6
Sustaining Capital	9.0	452.0	461.0

Process Plant
Sustaining Capital	11.6	169.6	181.2

Infrastructure	11.0	138.0	149.0

Closure	0.0	30.0	30.0

Total	42.3	1,100.5	1,142.8

Notes:

1.	Totals may not add due to rounding.

Barrick has considered two options for the expansion of mining operations including a contracted mining fleet to supplement the current Lumwana mining fleet and an expansion of the Lumwana mining fleet. If Barrick were to expand its own mining fleet, the total estimated capital cost of the process plant and mine expansion is $1,095 million.

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OPERATING COST ESTIMATES

Estimated copper project operating costs were developed for the Mine, Concentrator and Administration departments based on long term prices, including the associated infrastructure are summarized in Table 21-2. Short term costs may vary from the projected figures.

The overall operating costs include the following:

•	Mining operating costs;

•	Concentrator operating costs;

•	Administration costs;

•	Off-site smelting and refining costs; and

•	Product costs including transportation, marketing, and insurance costs.

TABLE 21-2 OPERATING COST ESTIMATE

Barrick Gold Corporation – Lumwana Mine

Year	Units	2011 Actual	2012 Budget	LOM Average
Mining	US$/t mined	3.69	2.86	2.86
Mining	US$/t milled	13.68	19.70	10.35
Processing	US$/t milled	4.17	3.85	3.85
Other	US$/t milled	7.95	12.05	10.13

Total	US$/t milled	25.80	35.60	24.32

Notes

1.	Includes adjustments for the build-up of stockpiles. These adjustments have not been included in financial modelling.
2.	The above table excludes the Zambian Government royalty, however, these costs are included in the economic analysis.

The LOM average total operating cost is estimated to be $1.50/lb of copper produced.

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22 ECONOMIC ANALYSIS

Under NI 43-101 rules, producing issuers may exclude the information required for Section 22 - Economic Analysis, on properties currently in production, unless the Technical Report includes a material expansion of current production. RPA notes that Barrick is a producing issuer, the Lumwana mine is currently in production, and a material expansion is not being planned. RPA has performed an economic analysis of the Lumwana mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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23 ADJACENT PROPERTIES

There are no mining operations immediately adjacent to the Lumwana Project.

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24 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25 INTERPRETATION AND CONCLUSIONS

Based on RPA’s site visit, interviews with Lumwana personnel, and subsequent review of gathered information, RPA offers the following conclusions:

GEOLOGY AND MINERAL RESOURCES

•	The Lumwana deposits are structurally controlled shear zone hosted deposits considered to be an end member of Central African Copperbelt class of deposits.

•	The sampling, sample preparation, analyses, and sample security are appropriate for the style of mineralization and Mineral Resource estimation.

•

The EOY2011 Mineral Resource estimates are competently completed to industry standards using reasonable and appropriate parameters and are acceptable for use in Mineral Reserve estimation. The resource estimates conform to NI 43-101.

•	Mineral Resources are reported exclusive of Mineral Reserves and are estimated effective December 31, 2011.

•	Measured plus Indicated Mineral Resources total 151.9 Mt, grading 0.62% Cu, containing 2,081.4 million pounds Cu.

•	Inferred Mineral Resources total 801 Mt, grading 0.60% Cu, containing 10,660 million pounds Cu.

MINING AND MINERAL RESERVES

•	Proven and Probable Mineral Reserves total 426.4 million tonnes grading 0.52% Cu containing 4,908.3 million pounds Cu.

•	The Mineral Reserve estimates have been prepared utilizing acceptable estimation methodologies and the classification of Proven and Probable Reserves conform to CIM definitions and NI 43-101.

•	Mining planning for the Lumwana open pit mine follows industry standards.

•

Ore control procedures for the Lumwana open pit are well documented, and the ore control results have also been well documented. All records have been kept in good condition and are readily accessible.

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•

In RPA’s opinion, the methodology used by Lumwana for pit limit determination, cut-off grade optimization, production sequence and scheduling, and estimation of equipment/manpower requirements is in line with industry practice.

MINERAL PROCESSING AND METALLURICAL TESTING

•	RPA is of the opinion that the metallurgical testwork is adequate to support the Project and that the recovery models are reasonable.

•	The 2011 production data indicates that the estimated recovery compares favourably to the actual recovery and meets industry standards.

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26 RECOMMENDATIONS

RPA recommends that:

GEOLOGY AND MINERAL RESOURCES

•	Domain envelopes should not be extended beyond variogram range from the nearest drill hole.

MINING AND MINERAL RESERVES

•

The mine dilution factor for the Malundwe pit be adjusted to reflect 30% overall dilution. This adjustment would bring the grade and tonnes mined in line with operating results. For Chimiwungo, RPA considers that the use of larger blocks in the reserve model will alleviate dilution problems with this deposit. RPA notes that the Chimiwungo ore zone may be split into multiple units and mining dilution closely monitored and adjusted, if necessary, to match operating results.

•

The operating bench heights, widths and overall design, especially in the footwall units be reviewed to verify long term stability for the mine excavations. Part of this evaluation should include gathering hydrological data and be aimed at any practicable methods useful for reducing the groundwater pressure in the rock units.

•	A road design effort be undertaken to address the soft road conditions encountered in the pit, especially for those areas near the working faces.

MINERAL PROCESSING

•	Studies be continued to understand the uranium deportment within the processing circuits and then review the uranium monitoring strategy.

ENVIRONMENTAL STUDIES, PERMITTING, AND COMMUNITY IMPACT

•	Addendums to the approved EIS highlighting the changes in designs and locations and other relevant information be prepared by the mine and submitted to ZEMA for review and approval.

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27 REFERENCES

Aker Kvaerner Australia Pty Ltd, 2003, Lumwana Bankable Feasibility Study – Volume 5 – Metallurgy and Testwork, October 2003.

Corpus Globe Advocates, 2004, Legal Due Diligence Report (Zambia) for Toronto Stock Exchange Listing, February 2004.

Corpus Globe Advocates, 2005, Corporate Status of the Zambian Subsidiaries of Equinox Minerals Limited, August 2005

Deloitte and Touche, 2005, Report on Zambian Taxes Applicable to Equinox Copper Ventures Limited, May 2005.

Equinox Minerals Limited, 2006, Lumwana Copper Project – Technical Report, October 2006.

Equinox Minerals Limited, 2009, Lumwana Copper Project – Technical Report, April 2009

Equinox Minerals Limited, 2010, Debottlenecking and Chimiwungo Development Projects 2010 Feasibility Study Report, December 2010.

Equinox Minerals Limited, 2011, 45 Mtpa Expansion Pre-Feasibility Study Report.

Equinox Minerals Limited, 2011, Lumwana Project, North West Province, Republic of Zambia – Technical Report, May 2011

Golder Associates, 2003, Lumwana Bankable Feasibility – Volume 3 – Geological Modelling and Resource Estimation, Golder Associates Pty Ltd, September 2003.

Golder Associates, 2003, Lumwana Bankable Feasibility – Volume 4 – Mining, Golder Associates Pty Ltd, September 2003.

Golder Associates, 2003, Lumwana Bankable Feasibility – Volume 6 – Plant Site Geotechnical Investigation, Golder Associates Pty Ltd, September 2003.

Golder Associates, 2003, Lumwana Bankable Feasibility – Volume 8 – Water and Waste Management, Golder Associates Pty Ltd, September 2003.

Golder Associates, 2003, Lumwana Bankable Feasibility – Volume 9 – Environmental, Golder Associates Pty Ltd, September 2003.

Golder Associates, 2005, Geological Modelling and Resource Estimation – Chimiwungo North – Lumwana Project, May 2005.

Golder Associates, 2009, Lumwana Malundwe Geological Modelling and Resource Update, September 2009

Barrick Gold Corporation – Lumwana Mine, Project # 1746 Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 27-1

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Golder Associates, 2011, Lumwana Malundwe Geological Modelling and Resource Update, April 2011

Golder Associates, 2011, Variography and Kriging Parameters for Chimiwungo’s Resource Estimation, July 2011

Government of the Republic of Zambia and Equinox Copper Ventures Limited, Draft Development Agreement for the Lumwana Copper Project, September 2005.

GRD Minproc Ltd, 2005, Lumwana Copper Project Operating Cost Estimate, October 2005

GRD Minproc Ltd, 2005, Lumwana Copper Project Scope Description and Estimate Basis, October 2005

GRD Minproc Ltd, 2005, Lumwana Copper Project Amended Technical Report, October 2005

J. Levin, A Proposal for the Determination of Grindability of Fine Materials, Mintek Report No.M177, Council for Mineral Technology

Knight Piésold, 2005, Lumwana Copper Project, Feasibility Study Update, Tailings Management, Raw Water Supply and River Diversion, PE301-00119/01, May 2005

Knight Piésold Pty Ltd, Lumwana Copper Project, Final Design, Tailings Management, Raw Water Supply, and River Diversion, November 2005

Knight Piésold Pty Ltd, Lumwana Copper Project, Geotechnical Investigation for Final Design, November 2005

Marsh, 2003, Lumwana Copper Project Equinox Resources Limited – Indicative Insurance Cost, August 2003

Neil S. Seldon and Associates Ltd, 2005, Copper Concentrates Marketing Prices Treatment Charges and Logistics Review for the Equinox Copper Ventures Limited Lumwana Project, May 2005

Neil S. Seldon and Associates Ltd, 2005, Lumwana Logistics Review Prepared for Equinox Copper Ventures Limited, July 2005

Neil S Seldon and Associates Ltd, 2006, Lumwana Project Copper and Smelter Charges Prepared for Equinox Minerals, June 2006

Orr, George and Associates, 2005, Lumwana Copper Project Republic of Zambia, Proposed Malundwe Preproduction Pit; Geotechnical Assessment for Mining Feasibility Study, May 2005

Orr, George and Associates, 2007, Lumwana Project Zambia, Malundwe and Chimiwungo Pits Summary of January 2007 Site Discussions, January 2007

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Orr, George and Associates, 2010, Lumwana Project Zambia Malundwe Stage 1E and Starter Pits Proposed Malundwe Stage 4N Pit and Proposed Chimiwungo Pit; Summary Geotechnical Report on March 2010 Site Visit, April 2010

Orr, George and Associates, 2010, Lumwana Project Zambia Malundwe Starter Pit Backfill Analysis and Stage 3E Pit Backanalysis Results, April 2010

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28 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Lumwana Mine, North-Western Province, Republic of Zambia” and dated March 16, 2012, was prepared and signed by the following authors:

(Signed & Sealed) “Chester M. Moore”

Dated at Toronto, ON March 16, 2012	Chester M. Moore, P. Eng. Principal Geologist

(Signed & Sealed) “John R. Danio”

Dated at Denver, CO	John R. Danio, P.E.
March 16, 2012	Associate Principal Mine Engineer

(Signed & Sealed) “Kathleen Ann Altman”

Dated at Denver, CO	Kathleen Ann Altman, Ph.D., P.E.
March 16, 2012	Principal Metallurgist

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29 CERTIFICATE OF QUALIFIED PERSON

CHESTER M. MOORE

I, Chester M. Moore as an author of this report entitled “Technical Report on the Lumwana Mine, North-Western Province, Republic of Zambia” prepared for Barrick Gold Corporation and dated March 16, 2012, do hereby certify that:

1.	I am Principal Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of the University of Toronto, Toronto, Ontario in 1972 with a Bachelor of Applied Science degree in Geological Engineering.

3.	I am registered as a Professional Engineer in the Province of Ontario (Reg. #32455016). I have worked as a geologist for a more than 35 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Mineral Resource and Reserve estimation, feasibility studies, due diligence, corporate review and audit on exploration projects and mining operations world wide

•	Previous Technical Reports at gold mining operations and advanced projects in North and South America

•	Various advanced exploration and mine geology positions at base metal and gold mining operations in Ontario, Manitoba, and Saskatchewan

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Lumwana Mine on July 13 to 15, 2011.

6.	I am responsible for Items 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 14, 23, and parts of Items 1, 2, 25, 26, and 27 of the Technical Report that refer to the Lumwana open pit mine project.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.	As of the effective date of this Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 16th day of March, 2012

(Signed & Sealed) “Chester M. Moore”

Chester M. Moore, P. Eng.

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JOHN R. DANIO

I, John R. Danio, as an author of this report entitled “Technical Report on the Lumwana Mine, North-Western Province, Republic of Zambia” prepared for Barrick Gold Corporation and dated March 16, 2012, do hereby certify that:

1.	I am an Associate Principal Mining Engineer with Roscoe Postle (USA) Ltd. of Suite 505, 143 Union Boulevard, Lakewood, Co., USA 80228.

2.	I am a graduate of the Colorado School of Mines in 1973 with a Bachelor of Science in Mining Engineering.

3.	I am registered as a Professional Engineer in the State of Colorado (Reg. #14996). I have worked as a mining engineer for a more than 35 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Feasibility studies, due diligence, corporate review and audit for mining operations in North America, South America and Africa.

•	Previous Technical Reports for gold mining operations North America.

•	Various mine engineering positions for coal and gold mining operations in the United States.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Lumwana Mine on July 13 to 15, 2011.

6.	I am responsible for sections 15, 16, 18, 19, 21, and 22 and parts of sections 1, 2, 25, 26, and 27 of the Technical Report that refer to the Lumwana open pit mine project.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.	As of the effective date of this Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 16th day of March, 2012

(Signed & Sealed) “John R. Danio”

John R. Danio, P.E.

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KATHLEEN ANN ALTMAN

I Kathleen Ann Altman, P.E., as an author of this report entitled “Technical Report on the Lumwana Mine, North-Western Province, Republic of Zambia” prepared for Barrick Gold Corporation and dated March 16, 2012, do hereby certify that:

1.	I am Principal Metallurgist with Roscoe Postle (USA) Ltd. of Suite 505, 143 Union Boulevard, Lakewood, Co., USA 80228.

2.	I am a graduate of the Colorado School of Mines in 1980 with a B.S in Metallurgical Engineering. I am a graduate of the University of Nevada, Reno Mackay School of Mines with an M.S. in Metallurgical Engineering in 1994 and a Ph.D. in Metallurgical Engineering in 1999.

3.	I am registered as a Professional Engineer in the State of Colorado (Reg.# 37556) and a Qualified Professional Member of the Mining and Metallurgical Society of America (Member # 01321QP). I have worked as a metallurgical engineer for a total of 30 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	I have worked for operating companies, including the Climax Molybdenum Company, Barrick Goldstrike, and FMC Gold in a series of positions of increasing responsibility.

•

I have worked as a consulting engineer on mining projects for approximately 15 years in roles such a process engineer, process manager, project engineer, area manager, study manager, and project manager. Projects have included scoping, prefeasibility and feasibility studies, basic engineering, detailed engineering and start-up and commissioning of new projects.

•

I was the Newmont Professor for Extractive Mineral Process Engineering in the Mining Engineering Department of the Mackay School of Earth Sciences and Engineering at the University of Nevada, Reno from 2005 to 2009.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Lumwana Mine on July 13 to 15, 2011.

6.	I am responsible for the preparation of sections 13, 17, and 20 and part of sections 1, 2, 25, and 26 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Section Nos. that I am responsible for in the Technical Report contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

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Dated this 16th day of March, 2012

(Signed & Sealed) “Kathleen Ann Altman”

Kathleen Ann Altman, P.E.

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